OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

American Ultimate Disc League, LLC

101 Curry Avenue, Unit 516
Royal Oak, MI 48067

theaudl.com

3030 units of American Ultimate Disc League, LLC

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 324,242* Series B Common Units $1,069,998.60

**Maximum subject to adjustment for bonus units. See 10% Bonus below*

Minimum 3030 Series B Common Units $9,999.00

Company	American Ultimate Disc League, LLC
Corporate Address	101 Curry Avenue #516, Royal Oak, Michigan 48067
Description of Business	The American Ultimate Disc League (AUDL) is the only professional ultimate league in North America. Ultimate is a fast, flowing and highly athletic sport that is played by advancing a Frisbee down a football field to score by passing into the end zone. With 23 teams operating in major markets in the US and Canada, the AUDL has become a major platform for generating exciting and highly valuable sports content and has wide media distribution across broadcast, online and on social media.
Type of Security Offered	Series B Common Units
Purchase Price of Security Offered	$3.30 per Series B Common Unit
Investment Amount (per investor)	$495.00

Perks*

$825 Level

Official AUDL "Fan Pack" – Official AUDL game disc, AUDL cap and shirt
4 Tickets to a 2018 AUDL game in the city of your choice

$1,650 Level

Official AUDL "Fan Pack" – Official AUDL game disc, AUDL cap and shirt
8 Season Tickets to the AUDL team of your choice

$4,950 Level

Official AUDL "Fan Pack" – Official AUDL game disc, AUDL cap and shirt

6 “Owner VIP Passes” to all 2018 AUDL games
Custom Jersey of the team of your choice with name and favorite number on back

AUDL Owner’s Plaque

$9,900 Level

Official AUDL “Fan Pack” – Official AUDL game disc, AUDL cap and shirt
6 “Owner VIP Passes” to all 2018 AUDL games
Custom Jersey of the team of your choice with name and favorite number on back

AUDL Owner’s Plaque
Invitation for 2 for Championship Weekend VII in Madison, WI Aug 11th and 12th.
- Complimentary Entrance to all games
- Invitation to join “VIP Zone” during all games (join AUDL dignitaries, partners and team owners in the VIP Zone with complimentary food and drinks)

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

American Ultimate Disc League, LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Series B Common Units at $3.30 / unit, you will receive 10 Series B Common bonus units, meaning you'll own 110 units for $330. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

The American Ultimate Disc League (AUDL) began operations in April of 2012 as the first professional ultimate league in North America. Ultimate is a fast, flowing, and highly athletic sport that is played by advancing a Frisbee down a football field to score by passing into the end zone. With pinpoint passing and the unique flight of the Frisbee, each game generates many exciting catches and defensive plays that appear regularly on EPSN SportsCenter Top 10, Fox l Sports, Whistle Sports and the Bleacher Report. With 23 teams operating in major markets in the US and Canada, the AUDL has become a major platform for generating exciting sports media and online content.

This popular action sport has one of the fastest growing participation rates in the US and Canada. Over five million men and women participate in this inclusive game in high schools, at college, on club teams and now at the professional level. The sport is largely differentiated by a culture of ethical play and sportsmanship that has been defined by USA Ultimate as "Spirit of the Game." Ultimate has strong appeal to the highly targeted demographic of millennials who increasingly consume sports content on social media, video streaming, and mobile devices.

Based on the AUDL Constitution and League Operating Agreement ("League Agreement") that was implemented in 2013, the AUDL owns the broadcast, media and content rights to all regular season, league all-star, playoff and Championship Weekend games. The League Agreement provides for the AUDL to retain 40% of all league net income, with the remaining 60% being shared on a pro-rata basis between all teams operating in the league.

An elected management board representing team owners and the league's commissioner are chartered with establishing an annual budget which guides the league's investments in staffing, marketing, broadcast production, and other expenses. The AUDL has created a unique North American sports platform that generates valuable and exciting on-line video and broadcast content that can be monetized in multiple ways in the future.

The current AUDL business model is based on the sale of new team territories, league wide sponsorships, merchandise sales, video streaming, broadcast and advertising income, and all revenue generated from ticket sales, concessions and merchandise sales from a Championship Weekend played every season in the late summer modeled after the NCAA "final four" format. The league operates an on-line merchandise store that sells team replica uniforms and AUDL merchandise.

Audience Growth & Customer Base

The AUDL has demonstrated consistent annual growth in audience size and social media engagement since inception. Attendance at all league regular season and

playoff games approached 100,000 during the 2017 season. The AUDL Championship Weekend Finals attracted over 7,000 fans in each of the past two seasons.

The combined league and team social media audience has grown to approximately 245,000 Facebook Fans, 75,000 Twitter Followers and over 100,000 Instagram Followers. In 2017, the AUDL audience watched approximately 18.5 million video minutes on Facebook and 11.5 million video minutes on YouTube. The league and team websites generated over 2.5 million page views in 2017.

Over the past season live and replay games were broadcast on Eleven Sports, Cox Sports South, and Stadium Sports. The league operates an online video channel call AUDLTV and the league has entered into an agreement with Stadium Sports to stream its live game content on leading social media platforms for the 2018 and 2019 seasons.

Market Size

In an analysis released by Price Waterhouse Coopers in October 2014, North American Sports Market revenues were estimated to reach $70.7 Billion by 2018 with a compound annual growth rate of 4.5 percent (measured across four segments: gate revenues, media rights, sponsorship, and merchandise revenues).

The AUDL plans to differentiate itself from the more established professional sports leagues and major college teams by emphasizing the non-concussive and ethical nature of the game that management believes appeals to a growing segment of the sports market and to certain advertisers and sponsors. With ultimate rising out of a counterculture community, founded on the values of "spirit" and integrity that appeal to a young demographic, the AUDL offers a unique value to a segment of the existing sports population.

Competition

"Big 5" and Alternate Sports

The AUDL competes with many large and established and emerging sports alternatives like the "Big 5" sports comprised of the NFL, MLB, NBA, NHL and College sports in general. Many alternative sports like beach volleyball and skateboarding, and participatory sports like Crossfit and Tough Mudder are all competing with the AUDL for a share of the alternate sports market. AUDL management and its partners believe that an emerging demographic of consumers and sports fans are looking for an experience beyond passive attendance at a sports event. We also believe that the widely publicized on and off the field player violence and "win at all cost" coaching has created a void for parents searching for role models of sportsmanship and integrity.

The AUDL is focused on developing an engaging atmosphere and experience, where the fans can be a part of a festival like atmosphere. Fans often participate in pregame clinics and interact directly with players after the game. The AUDL's vision to create a fresh platform is based on the intention of drawing existing sports fans to a unique and inclusive experience.

USA Ultimate (USAU)

USAU is a not for profit organization that serves as the governing body of ultimate in the United States. Although the goal of the AUDL is to work in collaboration with USAU, the organization has resisted the professional leagues efforts to speed up play and improve fan experience by introducing referees. The AUDL management continues to seek a compromise and alignment between the two organizations to jointly develop the sport, increase inclusiveness and uphold its values.

Liabilities and Litigation

The company has no long-term liabilities, and management knows of no pending or threatened litigation.

Third Amended and Restated Limited Liability Company Agreement

The Third Amended and Restated Limited Liability Company Agreement ("LLC Agreement") governs the rights, duties, and obligations of the Members and the Managers. A copy of the LLC Agreement is attached, and you are encouraged to read the LLC Agreement and understand its provisions. The comments and disclosures set forth below are qualified in their entirety by the terms of the LLC Agreement. <u>All Section references below are to sections of the LLC Agreement</u>.

Units

Equity ownership in the Company is currently divided between Series A Units and Series B Units (*See* §2.2). The Series B Units are the form of equity being sold in the Offering.

Voting Rights

The Series B Units have no voting rights (*See* §4.3). All voting rights are held by the holders of the Series A Units. As holders of Series B Units, investors in this Offering will have limited, if any, ability to influence Company policies or to have input on any company matter, including the election of the company's managers, executives, the management board, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Management.

The Company was formed as a "manager-managed" limited liability company. The Company currently has three managers. The managers have the exclusive right to manage the Company (*See* §5.1(a)), and have <u>very broad authority</u> to manage and direct the operation of the Company and its business operations. (*See* §5.3). A manager may be removed only on the vote of a majority of the outstanding Series A Units (including, for purposes of calculating a majority, the Series A Units, if any, held by the subject manager) (*See* §5.3(c)). The Managers may appoint officers to manage the day-to-day operation of the business (*See* §5.4). Managers may engage in

competing activities, and are not required to present business opportunities to the Company (*See* §5.9). So long as a Manager performs his or her duties in good faith and in a manner such Manager reasonably believes to be in the best interest of the Company, the Manager shall incur no liability to the Company or its Members (*See* §5.12(a)). The fiduciary duties of the Managers are limited to those duties specifically enumerated in the LLC Agreement (*See* §5.20).

Allocations or Profits and Losses

Generally, Net Profits and Net Losses (each as defined in the LLC Agreement) are allocated among the Members in proportion to their respective Percentage Interests (*See* §6.1(a)(ii) and §6.1(b)(ii)). However, since the Series A Members have existing loss allocations, Net Profits will first be allocated entirely to the Series A Members until they have been allocated an amount equal to the losses previously allocated (*See* §6.1(a)(i)).

Distributions

The Managers may, in their sole discretion, distribute Distributable Cash to the Members. Distributable Cash will be distributed, if at all, in proportion to the Percentage Interests of the Members (*See* §7.1). If required to do so, the Manages may withhold from the amount of any distribution the taxes arising from a Member's allocable share of Net Profits (*See* §7.4).

Transfers of Interests

A Member may not transfer a Member's Membership Interest in the Company except in compliance with the terms of the LLC Agreement (*See* §8.2). In addition to other restrictions on transfer, a Member may not transfer his or her Units or Membership Interest unless such transfer complies with applicable securities laws and will not impact the tax status of the Company (*See* §8.3). A Member may transfer his or her Membership Interest to certain family members and estate planning trusts (*See* §8.5). Any transfer that is not a Permitted Transfer is subject to the Company's right of first refusal (*See* §8.9).

Mandatory Sale and Co-Sale

If holders or more than 50% of the Series A Units elect to sell the Company, they can force all of the other Members (including all remaining Series A Members and all Series B Members) to sell their Membership Interest at the same time. (*See* §9.1). The Series A Members have certain rights to include their Membership Interest in the sale of other Series A Membership Interests which are not shared by the Series B Members (*See* §10.1).

Consequences of Withdrawal or Dissociation

Series A Members are subject to certain buy-out and Non-Competition obligations that are not applicable to the Series B Members (*See* Article 11).

Accounting Books and Records

Rights to obtain copies of Company books and records and financial statements are limited to persons who own 5% or more of the Company's outstanding Units. (*See* §12.2).

Partnership Representative

Ultimate Xperience Ventures, LLC, is designated as the Partnership Representative to represent the LLC in connection with all tax matters effecting the Company (*See* §13.1). The Partnership Representative will elect out of the partnership audit procedures established under the Bipartisan Budget Act of 2015(*See* §13.3). The Partnership Representative will have sole authority to make any determination regarding income tax elections (*See* §13.4).

Dissolution and Winding Up

The Company may be dissolved upon the occurrence of any one of the events described in Section 14.1 of the LLC Agreement, including, without limitation, on the vote of a Majority Interest of the Series A Members (*See* §14.1). In the event of dissolution, and after payment of all known debts and liabilities, the remaining assets of the Company, if any, will be distributed to the Members in accordance with their Percentage Interest (*See* §14.5(a)). No Member may bring an action to dissolve the Company, and the Members waive their right to bring an action for dissolution on the ground (a) it is not reasonably practicable to carry on the business or (b) the dissolution is necessary for the protection of the rights or interest of the complaining Member. (*See* §14.8).

Indemnification

The Company shall indemnify the Covered Persons, as defined in the LLC Agreement (*See* §15.1).

Registration

The Company is under no obligation to register the Units of the Membership Interests under the Securities Act (*See* §16.1).

Legal Representation

The founding members engaged Hoge, Fenton, Jones & Appel, Inc., to represent their interests with respect to the LLC Agreement. The Company has not engaged counsel to represent the interests of the Company or its Members. (*See* §17.1).

The team

Officers and directors

Tim DeByl	VP Marketing
Rob Lloyd	Majority Investor, Managing Member
Steve Gordon	CEO/Commissioner, Managing Member
Karen Steadman	Majority Investor, Managing Member

Tim DeByl
Tim DeByl is the VP of Marketing for the AUDL and has been a member of the Executive Council. He has served in this role since January, 2013. He is also an owner and managing partner of the Madison Radicals (2012 - Present) and co-owns Distillery Marketing (2004 - Present). He spends approximately 60% of his time in his role with the AUDL including approximately 20 hours per month in his role on the Executive Council - which is an unpaid position, 20% with the Radicals and 20% with Distillery Marketing. He started playing ultimate in his 20's and has coached college, club and pro.

Rob Lloyd
Rob Lloyd co-founded the company in January of 2013 and has been a Manager and Advisor to the AUDL since its inception. He has also been a member of the AUDL executive Council since January, 2013. Lloyd has also been CEO and Director of Virgin Hyperloop One of Los Angeles since September 16, 2015. Under his leadership the company has raised more than $250 million to build the worlds first full scale Hyperloop System. Mr. Lloyd also served as the President of Development & Sales at Cisco Systems, Inc from October 3, 2012 to July 25, 2015 responsible for 40,000 employees globally

Steve Gordon
Steve Gordon co-founded the company and has served as Manager, CEO, and Commissioner of the AUDL since January 2013, and has served on the Executive Council since that time. He also serves as Manager of Ultimate Xperience Ventures, a major investor in the American Ultimate Disc League . He also founded the Chicago Wildfire and served as the team's Managing Partner from 2013 through 2017. Steve is a career entrepreneur in multiple industries including 20+ years of primary focus in individual and institutional financial services and mass marketing.

Karen Steadman
Karen Steadman co-founded the company and has been a Manager of the AUDL since January 2013. Karen is also a Manager of Ultimate Xperience Ventures, LLC and a Trustee of The 2007 Steadman Lloyd Family Trust, both major investors in the American Ultimate Disc League and angel investors in other media, technology and real estate related start-ups. Karen has a background in technology and is active with several charities in the bay area of California.

Number of Employees: 8

Related party transactions

Related Party Notes Payable In January 2013, the Company issued a promissory note

to a member of the Company. The promissory note has a principal amount of $128,000, accrued interest at the prime rate published by the Wall Street Journal (4.0% and 3.5% as of September 30, 2017, and 2016, respectively), and was payable on the earlier of: (a) demand by the holder or (b) December 31, 2017. In September 2016, the Company amended the note to extend the maturity date to the earlier of: (a) demand by the holder made on or after October 1, 2021 or (b) December 31, 2022. As of both September 30, 2017 and 2016, the outstanding balance on this note was $128,000 and has been included within related party note payable on the consolidated balance sheets. In September 2014, the Company issued an additional promissory note with a principal amount of $350,000 to the same member of the Company. The note accrues interest at the prime rate published by the Wall Street Journal (4.0% and 3.5% as of September 30, 2017 and 2016, respectively) and was payable on the earlier of: (a) October 1, 2019 or (b) an event of default. In September 2016, the Company amended the note to extend the maturity date to the earlier of: (a) demand by the holder made on or after October 1, 2021 or (b) December 31, 2023. As of both September 30, 2017 and 2016, the outstanding balance on this note was $350,000 and has been included within related party note payable on the consolidated balance sheets. Total accrued interest related to both promissory notes was $35,179 and $17,261 as of September 30, 2017 and 2016, respectively. In addition, a member of the Company has advanced $60,044, which advance bears interest at 3.5% and is payable on demand.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **This Investment is Highly Speculative** An investment in American Ultimate Disc League, LLC (“AUDL” or the “Company”), involves a high degree of risk, including, without limitation, the risks described below. Before making an investment decision, each investor should carefully consider all the risks described herein, and may wish to consult with an independent financial advisor before making an investment in the Company. If any of the risk events discussed below actually occur, the Company’s business, financial condition, and results of operations could be materially and adversely impacted. If this were to happen, the value of the Company could decline significantly, resulting in a loss of all or a part of a subscriber’s the investment. The risk factors described below represent risks that management has identified; however, the list is not exclusive and an investor should assume that there are other risks that may affect the Company.
- **Forward Looking Statements** The information and discussions set forth in this Disclosure includes certain forward-looking statements that involve risks, uncertainties and assumptions. The forward-looking statements relate to the Company’s beliefs, intentions, plans and strategies regarding the future. These statements may be identified by the use of words such as “intends,” “plans,” “anticipates,” “expects” and similar expressions. AUDL’s actual results could differ materially from those discussed in the forward-looking statements. A wide range of factors could materially affect future developments and performance. In addition to the factors affecting specific business operations identified in

connection with the description of these operations elsewhere in this Disclosure, the most significant factors affecting the Company's operations include the following:

- **The Company Has a Limited Operating History.** AUDL is a limited liability company formed under the laws of the State of Delaware in 2013. AUDL was formed to acquire and develop an existing "Ultimate Disc" sports league with limited operations, limited franchise teams, and a small fan base. Because AUDL is in a development and growth stage, its business is subject to all the risks inherent in a newer business enterprise. Also, there is a limited operating history and limited historical financial information available for an investor to consider in connection with evaluating the Company's business and prospects. When making an investment decision, each investor should consider the risks, expenses, and difficulties that AUDL may encounter as a developing company.
- **Lack of Diversification Could Cause Investors to Lose All or Some of Their Investment.** AUDL's business is limited solely to the development and licensing of sports franchises related to the sport of Ultimate Disc. The Company does not have any other lines of business or other sources of revenue. If the Company is unable to increase the fan base for the sport of Ultimate Disc, it will not achieve profitability. The lack of business diversification could cause investors to lose all or some of their investment if the Company is unable to generate revenues from the sport of Ultimate Disc since it does not expect to have any other lines of business or alternative revenue sources.
- **Changes in U.S. and Canadian Economic Conditions Could Have an Adverse Effect on the Profitability of Some, or All, of the Business.** Consumer spending on sports entertainment events is discretionary, meaning that it can be cut from an individual's budget without impacting their essential shelter, food, and transportation requirements. When there is a decline in overall economic activity, discretionary spending is typically the first to be eliminated. Therefore, a downturn in the economy could have a disproportionately negative impact on attendance at AUDL franchise sporting events. A decline in attendance at franchise games will not only reduce AUDL licensing revenue, but will also impact other revenue sources, such as sales of licensed team memorabilia. Finally, a reduction in the fan base could impact television marketing and sponsorships revenues.
- **Changes in Consumer Taste and Preferences Could Reduce Demand for Sports Entertainment and Adversely Impact the Profitability of AUDL's Business.** AUDL's business model is dependent on promoting the sport of Ultimate Disc and developing a fan base around individual franchise teams. Consumer tastes and preferences often change in unpredictable ways. Therefore, the success of the business model depends on the Company's ability to (a) market AUDL franchisee teams, (b) generate attendance at AUDL franchisee games, (c) develop a merchandize branding program, (d) secure marketing, sponsorship and media agreements, and (e) maintain consumer interest in the sport.
- **Increased Competitive Pressures May Reduce Company Revenues or Increase Costs.** AUDL competes with larger and more established sports leagues. The principal competitors in the sports entertainment industry have longer

operating histories, larger fan bases, greater name recognition, and significantly greater financial, technical, marketing, customer service, public relations, distribution and other resources. Increased competition may divert consumers from one form of sporting events to more popular forms of sporting events and entertainment, which could reduce AUDL's revenue or increase its marketing costs. Such competition may also reduce, or limit growth in pricing for sporting events and products, including advertising rates and long-term sponsorship fees, and prices for memorabilia from which the Company derives license revenues. Competition for the acquisition of resources can also increase the cost of producing consumer products.

- **The Seasonality of AUDL'S Business Could Exacerbate Negative Impacts on its Operations.** The sport of Ultimate Disc is typically played in outside venues and is subject to seasonal variations. Therefore, revenues from AUDL franchisee sporting events will fluctuate with changes in attendance and venue occupancy resulting from the seasonal nature of the sport and the location of the AUDL franchise teams. Peak attendance at games and venue occupancy generally occur during the spring and summer months.
- **There Can Be No Assurance that AUDL Will Ever Operate Profitably.** THE COMPANY CURRENTLY OPERATES AT A LOSS. The ability to achieve profitability is contingent on a number of factors, including, without limitation, (a) increasing in consumer awareness and acceptance of the sport of Ultimate Disc, (b) fielding competitive teams, (c) securing media license fees and sponsorship revenue, and (d) retaining a qualified management team. There is no assurance that the Company will realize all or any portion of its business plan. If the Company is not successful in the execution of its business plan and current strategies, the Company's business, results of operations, and financial condition will be materially adversely affected. If the Company continues to operate at a loss, it will require additional funding or will be forced to cease operations. In either event, the value of an investment in the Company could be substantially diminished or become worthless.
- **The Company Relies on the Financial and Managerial Capabilities of its Team Owners** Each team is independently owned and operated under the terms the AUDL Operating Agreement. The financial and managerial capabilities of the teams owners vary and some teams may not be able to continue to operate in the long term. In the event of a team default, the league has historically assumed responsibility to operate the team and seek new ownership groups to independently operate the team. Although the AUDL has been successful in finding qualified new team ownership groups, there is no assurance that this will continue in the future which would cause an increased financial responsibility for expenses which could adversely impact future profitability.
- **There Is No Firm Commitment to Purchase the Units of Membership Interest Being Offered and, as a Result Initial Investors Assume Additional Risk.** This is a best efforts, $25,000 minimum offering, of Series B Common Units of Membership Interest ("Units") in the Company. There is no commitment by anyone to purchase any of the Units being offered. The Company cannot give any assurance that any or all of the Units will be sold. There is a minimum

offering of 25,000. So long as the minimum offering threshold is met, the Company will retain any amount of proceeds received from the sale of the Units up to the offering maximum. Moreover, there is no assurance that the estimate of the Company's liquidity needs is accurate or that new business development or other unforeseen events will not occur, resulting in the need to raise additional funds. As this offering is a best efforts financing, there is no assurance that this financing will be completed or that any future financing will be affected. Initial investors assume additional risk on whether the offering will be fully subscribed and how the Company will utilize the proceeds.

- **The Company May Require Additional Financing.** Even if the Company receives and accepts subscriptions for the entire Offering, the Company may need to raise additional capital to fund its current business plan and future operations. Also, the Company's plans may change over time based on market acceptance. Such changes may require more financing than currently planned. Additional financing may not be available, or may be only available on unfavorable terms. If the Company incurs debt financing, cash flows may be inadequate to service or repay the debt, and bankruptcy could result. If the Company cannot raise adequate funds to satisfy its capital requirements, the Company may need to significantly alter or limit its operations. The Company's future capital requirements depend upon many factors, including, but not limited to: • The extent to which the Company can generate income from television rights, product licensing agreements, franchise royalties, mechanize sales and sponsors; • The acceptance of Ultimate Disc as a national sport outside the ultimate community; • The expansion of AUDL and the licensing of new franchisees; • Overhead expenditures; and • Fixed capital requirements.
- **The Executive Team and Series A Members May Significantly Influence Matters To Be Voted On, And Their Interests May Differ From, Or Be Adverse To, the Interests of the Series B Members.** The Series B Common Units have no or limited voting rights. A majority of the Series A Common Units, which are the only Units with voting rights, are held by limited number of investors who essentially control the Company through their ownership of a majority of the outstanding Series A Common Units. Accordingly, the holders of a majority of the outstanding Series A Common Units possess significant influence over the Company on matters submitted to the Members for approval, including the election of directors, mergers, consolidations, the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. This amount of control gives them substantial ability to determine the future of the Company and, as such, they may elect to close the business, change the business plan or make any number of other major business decisions without the approval of the Series B Members. The interest of the holders of Series A Common Units may differ from the interests of the holders of Series B Common Units and could therefore result in company decisions that are adverse to the Series B Common Members.
- **Management Team** Steven Gordon is the CEO and Commissioner of AUDL, and is the principal officer responsible for management of the Company. The loss of the services of Mr. Gordon could have a material adverse effect on the Company.

The Company also has contracted other companies for the provision of important services such as marketing and social media, video production, and the procurement of sponsorship sales. These companies are critical to the successful operations of its business. The Company also is provided with management services from its elected Executive Council of team owners and their continued contribution of services at no cost is vital to the ongoing operations of the business. The Company's future success will also depend on its ability to attract, retain and motivate other highly skilled employees. The Company may not be able to retain its key employees or attract, assimilate, or retain other highly qualified employees in the future. If the Company does not succeed in attracting new personnel or retaining and motivating its current personnel, the business will be adversely affected.

- **The Securities Being Offered are Restricted Series B Common Units and Will Be Illiquid.** The Company offering Series B Common Units of Membership Interest based on an exemption from registration under the Securities Act which imposes substantial restrictions on the transfer of such securities. All certificates which evidence the Units will be inscribed with a printed legend which clearly describes the applicable restrictions on transfer or resale by the owner thereof. Accordingly, each investor should be aware of the long-term illiquid nature of his investment. In no event may such securities be sold, pledged, hypothecated, assigned or otherwise transferred unless such securities are registered under the Securities Act and applicable state securities laws or we received an opinion of counsel that an exemption from registration is available with respect thereto. Rule 144, the primary exemption for resales of restricted securities is only available for securities of issuers providing current information to the public. While the Company will be required to make such information available should it conduct an initial public offering, and assuming such public offering is in fact successfully carried out, the Company does not currently make such information available, precluding reliance on Rule 144. Thus, each investor should be prepared to bear the risk of such investment for an indefinite period of time.
- **There Is Currently No Market for the Series B Common Units, and There is No Expectation that a Market Will Develop in The Foreseeable Future Making an Investment In the Series B Common Units Illiquid.** There is currently no market for the units of Membership Interest in Company. We do not expect that a market will develop at any time in the foreseeable future. The lack of a market may impair the ability to sell the Series B Common Units at the time investors wish to sell them or at a price considered to be reasonable. If a market develops, the Company expects that it would be extremely volatile.
- **The Offering Price of the Series B Common Units Was Arbitrary Determined; There Has Been No Independent Valuation of the Series B Common Units, Which Means That the Series B Common Units May Be Worth Less Than the Purchase Price.** The offering price of the Series B Common Units has been arbitrarily determined by Company's management, without independent valuation, based on estimates of the price that purchasers of speculative securities, such as the Series B Common Units, will be willing to pay considering the nature of the Company and its capital structure, the experience of the officers and directors,

and the market conditions for the sale of equity securities in similar companies. The offering price of the shares bears no relationship to the Company's assets, earnings, or book value, or any other objective standard of value. Therefore, the Series B Common Units may have a value significantly less than the offering price, and Series B Common Units may never obtain a value equal to or greater than the offering price.

- **Legal Proceedings.** Currently, AUDL is not involved in any legal proceedings; however, legal matters may arise in the future which may adversely affect the Company's financial performance.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Ultimate Xperience Ventures, LLC,[1] 32.667% ownership, Series A Common Units
- 2007 Steadman Lloyd Family Trust, 36.484% ownership, Series A Common Units
- Ultimate Investments and Holdings, LLC,[2] 24.0% ownership, Series A Common Units

Classes of securities

- Series A Common Units: 5,000,000

Series A Common Units

The Company is authorized to issue up to 5,000,000 Series A Common Units. There are a total of 5,000,000 Series A Common Units currently outstanding.

Voting Rights

Voting Units -One Vote for each Series A Common Unit held. The holders of Series A Common Units are entitled to vote on all matters submitted to a vote of the members.

Distribution Rights

Holders of Series A Common Units are entitled to receive distributions of Distributable Cash, if any, as may be authorized from time to time by the Managers. Any such distributions would be paid to holders of outstanding Series A Common Units based on their respective Percentage Interest. The Company has never made distributions and currently does not anticipate making any distributions after this offering or in the foreseeable future.

Rights to Receive Liquidation Distributions

1) *2007 Steadman Lloyd Family Trust, 62.36%, Membership Interest in Ultimate Xperience Ventures, LLC*
2) *Brian L Acton Trust U/A/D 9/4/2008 (Managed by Audrey K Scott) - sole member*

In the event of the liquidation, dissolution, or winding up of the Company, holders of Series A Common Units will be entitled to share ratably (in accordance with their respective Percentage Interest) with the holders of any then outstanding Common Units, in the net assets legally available for distribution to Members after the payment of all the Company's debts and other liabilities.

Rights and Preferences

The Series A Common Units have certain rights, preferences and privileges that are superior to the rights of the holders of Series B Common Units. *See* Limited Liability Company Agreement.

- Series B Common Units: 0

Series B Common Units

The Company is authorized to issue up to 1,000,000 Series B Units. There are no Series B Units currently outstanding.

Voting Rights

Non-Voting Units. The holders of Series B Common Units have no right to vote on any matter except as required by applicable law.

Distribution Rights

Holders of Series B Common Units are entitled to receive distributions of Distributable Cash, if any, as may be authorized from time to time by the Managers. Any such distributions would be paid to holders of outstanding Series B Common Units based on their respective Percentage Interest. The Company has never made distributions and currently does not anticipate making any distributions after this offering or in the foreseeable future.

Rights to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, holders of Series A Common Units will be entitled to share ratably (in accordance with their respective Percentage Interest) with the holders of any then outstanding Common Units, in the net assets legally available for distribution to Members after the payment of all the Company's debts and other liabilities.

Rights and Preferences

The Series B Common Units are subject to certain superior rights, preferences and privileges attributable to of Series A Common Units. *See* Limited Liability Company Agreement.

What it means to be a Minority Holder

What it Means to Be Minority

The Series B Units, when taken together, will represent less than 6% of all outstanding Common Units. Therefore, the Series B Members, both individually and as a group, will represent a minority interest in the Company. In addition, the Series B Units have no voting rights.

Minority Interest and Lack of Marketability

It may be difficult to sell Series B Units in the future because they represent a minority position in a private company. Therefore, the value of the Series B Units may be less than the corresponding Percentage Interest in the Company as a whole.

Lack of Voting Rights

The Series B Units have no voting rights and, therefore, will have no ability to influence the selection of Managers or the direction of the Company's business. A majority of the Series A Common Units, which are the only Units with voting rights, are held by limited number of investors who essentially control the Company through their ownership of a majority of the outstanding Series A Common Units. Accordingly, the holders of a majority of the outstanding Series A Common Units possess significant influence over the Company on matters submitted to the Members for approval, including the election of directors, mergers, consolidations, the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. This amount of control gives them substantial ability to determine the future of the Company and, as such, they may elect to close the business, change the business plan or make any number of other major business decisions without the approval of the Series B Members. The interest of the holders of Series A Common Units may differ from the interests of the holders of Series B Common Units and could therefore result in company decisions that are adverse to the Series B Members.

Dilution

Dilution

Investors should understand the potential for dilution. Each Investor's Percentage Interest in the Company could be diluted due to the Company issuing additional Units. In other words, when the Company issues more membership interests, the percentage of the Company that you own will decrease.

If the value of the Company has increased, the amount paid for the new equity will be greater and, while the Percentage Interest of an Investor may decrease, the value of their interest will be more. This increase in number of Units outstanding could result from a membership interest offering (such as an initial public offering, another crowdfunding round, or venture capital round), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, into membership interests)

If the Company decides to issue more membership interests at a time when the value of the Company has decreased (a "down round"), an Investor could experience value dilution, with each membership interest being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

The type of dilution that negatively impacts early-stage investors mostly occurs when the company sells more equity in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each membership interest to hold a certain amount of value, it is important to realize how the value of those membership interests can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each membership interest, ownership percentage, voting control, and earnings per membership interest.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-09-30.

Financial Condition

Results of Operation

Revenues for the year ended September 30, 2017 increased 7% YOY from the prior year to $171,275. However due to continued management focus on lowering costs to produce content, Cost of Revenues decreased 26% YOY to $339,036 from $457,539 in the prior year.

The Company entered into an agreement with an experienced sports sales agent in November, 2017 to assist with the procurement of sponsorship and advertising revenues. As a result, management expects that total revenues will increase in the

future.

The Company also entered into a multiyear broadcast agreement in November, 2017 which granted an exclusive right and license to broadcast on cable television and stream live on social media platforms at least 18 games per season. This agreement will significantly reduce Cost of Revenues.

As a result of expected increases in Revenue and lower Cost of Revenue, the 2017 Gross Loss of $167,761 is expected to improve and Management believes the company will generate positive gross margins in 2018.

Total Operating Expenses increased 8% to $626,552 in 2017 from $581,969 in the prior year primarily due to increases in General and Administrative Expenses. Management expects total Operating Expenses to be consistent with these levels in 2018.

Net Loss decreased 33% to $813,005 in 2017 from $1,221,578 in the prior year primarily due to lower Operating Losses and Non Recurring Expenses associated with an equity funding and the conversion of convertible notes that occurred in 2016.

Net Cash used in operations of $834,522 in 2017 and $838,542 in 2016 is expected to decrease to less than $500,000 in 2018 due to higher revenues and lower costs. The Company had Cash and Cash Equivalents of $863,868 at the end of 2017.

Financial Milestones

AUDIENCE SIZE

A large part of the value that the AUDL delivers to advertisers and sponsors is the size and engagement level of league's online and in-stadium fan base. Last year the league attracted nearly 100,000 fans to its regular season and playoff games. The Company and its teams have seen the AUDL social media audience more than double each year over the past three years to a total of 430,000 digital fans who consumed 18.3 Million minutes of video content in 2017.

With our new broadcast partnership with Stadium Sports Network which will broadcast our AUDL Game of the Week to more than 50 Million cable subscribers and stream to a growing online audience, we expect our audience to continue to grow. However, due to new algorithms on certain social media platforms we expect the rate of increase in audience size to slow from historical levels and now expect that a 50% growth rate per year is achievable. This would bring total our broadcast, online and social media audience to almost 1 million fans in the next two years.

FINANCIAL PERFORMANCE

The company is focused on converting this growth in our engaged audience to increased revenues. Our new partnership with YSC Sports Marketing, a leader in building relationships and procuring long-term sponsorships on behalf of non-traditional sports and cutting edge events is instrumental in driving this projected

growth in revenue. YSC has successfully represented leagues including the AVP Pro Beach Volleyball Tour, Major League Lacrosse, Pro Beach Soccer Tour and more.

The league has established an annual target that will see net operating losses decrease to less than $500,000 in 2018 and management believes the AUDL, subject to the risk factors identified by the Company, will become cash flow positive in the 2021 season. The total cash required to fund operations for the 2019 and 2020 seasons is expected to be less than $500,000.

Liquidity and Capital Resources

As of September 30,2017, the Company had Total Current Assets of $933,607, of which $863.868 was held in cash. The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

The minimum raise will have no material impact on the Company's viability but achieving or exceeding the maximum raise combined with expected lower operating losses will improve Company liquidity.

The Company has had ongoing investments from some Members since inception and additional investments in the business in the from of equity or debt may be available if required.

Indebtedness

In September 2014, the Company executed a convertible debenture purchase agreement, which permitted the issuance of up to an aggregate amount of $2,000,000 in convertible debt. Concurrently, the Company issued convertible debt with a total principal amount of $450,000 to a member of the Company. During the year ended September 30, 2015, the Company issued additional convertible debt with a total principal amount of $650,000, all of which was to related parties. The notes were issued with an interest rate of 5% per annum, a maturity date of September 30, 2020, and a conversion price of $1.00 per notional unit. In accordance with and for the purposes of the convertible debt agreement, 50,000 notional units were deemed to constitute a fully diluted one percent (1%) interest in the Company. Upon a qualified financing event, the outstanding principal and accrued interest automatically convert at a discounted conversion price, which is the lower of: (a) $1.00 per notional unit or (b) 80% of the price per notional unit paid by investors in the financing event. As this beneficial conversion feature was based on a contingent event, recognition of the beneficial conversion feature was deferred until the contingency was extinguished. A qualified financing event under the terms of the convertible debt agreement occurred during the year ended September 30, 2016. Refer to Note 7 for further details of the

financing event. As the qualified financing event extinguished the beneficial conversion feature contingency, the beneficial conversion feature and related discount was recognized and immediately accreted upon conversion, resulting in interest expense of $275,000 during the year ended September 30, 2016. At the time of the qualified financing event, the aggregate amount of principal and accrued interest outstanding on the convertible debt was $1,185,007, which was converted to an aggregate membership interest of 23.7%. As a result, the Convertible debt was fully retired. On January 2013, the Company issued a promissory note to a member of the Company. The promissory note has a principal amount of $128,000, accrued interest at the prime rate published by the Wall Street Journal (4.0% and 3.5% as of September 30, 2017 and 2016, respectively), and was payable on the earlier of: (a) demand by the holder or (b) December 31, 2017. In September 2016, the Company amended the note to extend the maturity date to the earlier of: (a) demand by the holder made on or after October 1, 2021 or (b) December 31, 2022. As of both September 30, 2017 and 2016, the outstanding balance on this note was $128,000 and has been included within related party note payable on the consolidated balance sheets. In September 2014, the Company issued an additional promissory note with a principal amount of $350,000 to the same member of the Company. The note accrues interest at the prime rate published by the Wall Street Journal (4.0% and 3.5% as of September 30, 2017 and 2016, respectively) and was payable on the earlier of: (a) October 1, 2019 or (b) an event of default. In September 2016, the Company amended the note to extend the maturity date to the earlier of: (a) demand by the holder made on or after October 1, 2021 or (b) December 31, 2023. As of both September 30, 2017 and 2016, the outstanding balance on this note was $350,000 and has been included within related party note payable on the consolidated balance sheets. Total accrued interest related to both promissory notes was $35,179 and $17,261 as of September 30, 2017 and 2016, respectively. Members of the Company have advanced funds to the Company to pay for operating expenses and other costs. The advances are due on demand and carry no interest. The related party advances totaled $60,044 and $61,844 as of September 30, 2017 and 2016, respectively.

Recent offerings of securities

- 2016-09-30, Regulation D, 2500000 Membership Interest. Use of proceeds: Develop AUDLTV platform, increase digital content, invest in AUDL fee based services to the teams, working capital for general operating requirements.
- 2015-08-30, Regulation D, 1185007 Convertible Notes. Use of proceeds: League Expansion, develop AUDL website, social media, marketing resources and working capital for general operating purposes. All Convertible Notes were converted into Membership Interests which constitute a portion of the Series A Units currently outstanding. The Convertible Notes have been retired.

Valuation

$16,500,000.00

The pre-money valuation of Company upon which the offering price of the Series B Units is based was not determined by an independent third-party assessment of value or on a professional appraisal, but was determined by the Company's Managers. In assessing value, the Company's Managers considered several value metrics, including (a) the offering price of prior sales of membership interests to accredited investors, (b) growth in the Company's social media audience, and (c) new media arrangements. On September 30, 2016, new accredited investors and existing members invested $2,500,000 based on a pre-money valuation of $3,750,000, resulting in a post money value of $6,250,000. At that time, the total social media audience of the AUDL and its teams was approximately 220,000. The total audience nearly doubled to approximately 430,000 in 2017. In November of 2017, the Company entered into a new paid broadcast agreement which added value by providing a platform that should contribute to continued audience growth and increase the value of the media rights controlled by the AUDL. The Company believes that creating entertaining video content will increase audience size and interest in the sport, which in turn will increase the value of media rights to the content and the value of marketing time and space to advertisers and sponsors. The Company forecasts that net losses will decrease in the next three years and less cash will be required to fund operations. Based on the assessment of the above factors, the Managers determined that the pre-money value of the AUDL for purposes of the initial offering of Series B Units is $16,500,000.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$1,069,998.6
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,199,92
Net Proceeds	9,400	$1,005,798.68
Use of Net Proceeds:	Marketing of Sponsorships	Marketing of Sponsorships, Championship Weekend, Merchandize and Group Ticket Sales
Marketing	$9,400	$646,485.34
Working Capital	$0.00	$359,313.34
Total Use of Net Proceeds	$9,400	$1,005,798.68

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,069,998.68 (over-allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our over-allotment amount of $1,069,998.68 we plan to use the approximately $646,485.34 of this capital to increase marketing spending to directly grow the revenues of the league and its teams.

Our marketing plan includes paid advertising to increase the pipeline of potential sponsors and advertisers; increased earned media and PR, promotion of ticket sales and merchandise at the AUDL Championship Weekend; development of compelling content on AUDL and team websites; development of a paid subscription service for access to exclusive premium content; increased promotion of merchandise sold through the AUDL Store; funding a co-marketing advertising program with matching funds for local team marketing; fee based services to the teams in the procurement of group ticket sales; and development of email based direct marketing programs.

The balance of approximately $359,313.34 will be used for general working capital of the Company.

Irregular Use of Proceeds

There are no Irregular Use of Proceeds contemplated.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available to the public at THEAUDL.COM in the section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.”

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
American Ultimate Disc League, LLC

[See attached]

AMERICAN ULTIMATE DISC LEAGUE, LLC

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

SEPTEMBER 30, 2017 AND 2016

(unaudited)

Together With Independent Accountants' Review Report

dbbmckennon

Certified Public Accountants.
Registered Firm - Public Company Accounting Oversight Board

American Ultimate Disc League, LLC
Index to the Consolidated Financial Statements
(unaudited)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Members
American Ultimate Disc League, LLC
Royal Oak, Michigan

We have reviewed the accompanying consolidated financial statements of American Ultimate Disc League, LLC (the "Company"), a Delaware LLC, which are comprised of the consolidated balance sheets as of September 30, 2017 and 2016 and the related consolidated statements of operations and members' equity, and of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMcKennon

Newport Beach, California
April 6, 2018

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 *P:* 949.200.3280 *F:* 949.200.3281 www.dbbmckennon.com

Santa Monica Newport Beach San Diego

American Ultimate Disc League, LLC
Consolidated Balance Sheets
(unaudited)

		September 30, 2017		September 30, 2016
ASSETS				
Current Assets				
Cash	$	863,868	$	1,791,168
Accounts receivable		64,448		2,673
Loan receivable		5,291		7,091
Other receivables		-		5,120
Total Current Assets		933,607		1,806,052
Noncurrent Assets				
Franchises		7,500		7,500
Total Noncurrent Assets		7,500		7,500
Total Assets	$	941,107	$	1,813,552
LIABILITIES & MEMBERS' EQUITY				
Current Liabilities				
Accounts payable	$	58,747	$	5,321
Related party advances		60,044		61,844
Accrued liabilities		8,451		109,699
Total Current Liabilities		127,242		176,864
Noncurrent Liabilities				
Related party note payable		478,000		478,000
Accrued interest		38,894		48,712
Total Noncurrent Liabilities		516,894		526,712
Members' equity		296,971		1,109,976
Total Liabilities & Members' Equity	$	941,107	$	1,813,552

See accompanying independent accountants' review report and notes to the consolidated financial statements.

American Ultimate Disc League, LLC
Consolidated Statements of Operations and Members' Equity
(unaudited)

	For the Year Ended	
	September 30, 2017	**September 30, 2016**
Revenue	$ 171,275	$ 160,823
Cost of revenue	339,036	457,539
Gross Loss	(167,761)	(296,716)
Operating Expenses		
Advertising and marketing	245,193	256,332
General and administrative	381,359	325,637
Total Operating Expenses	626,552	581,969
Operating Loss	(794,313)	(878,685)
Other (Income) Expenses		
Interest expense	18,692	348,547
Interest income	-	(484)
Net loss	(813,005)	(1,226,748)
Net loss attributable to noncontrolling interests	-	(5,170)
Net loss attributable to American Ultimate Disc League, LLC	$ (813,005)	$ (1,221,578)
Beginning Members' Equity (Deficit)	$ 1,109,976	$ (1,526,709)
Net loss	(813,005)	(1,226,748)
Conversion of convertible debt	-	1,185,007
Beneficial conversion feature on convertible debt	-	275,000
Membership units purchased	-	2,500,000
Equity offering costs	-	(92,778)
Noncontrolling interest	-	(3,796)
Ending Members' Equity	$ 296,971	$ 1,109,976

See accompanying independent accountants' review report and notes to the consolidated financial statements.

American Ultimate Disc League, LLC
Consolidated Statements of Cash Flows
(unaudited)

	For the Year Ended September 30, 2017	For the Year Ended September 30, 2016
Cash Flow From Operating Activities:		
Net loss	$ (813,005)	$ (1,221,578)
Adjustments to reconcile net loss to cash flows used in operating activities:		
Beneficial conversion feature	-	275,000
Changes in operating assets and liabilities:		
Accounts receivable	(61,775)	18,274
Inventories	-	2,019
Other current assets	5,120	26,094
Accounts payable and accrued liabilities	35,138	61,649
Net cash used in operating activities	(834,522)	(838,542)
Cash Flow From Investing Activities:		
Payment received on note receivable	-	10,500
Net cash provided by investing activities	-	10,500
Cash Flow From Financing Activities:		
Membership units purchased	-	2,500,000
Equity offering costs	(92,778)	-
Net cash (used in) provided by financing activities	(92,778)	2,500,000
(Decrease) Increase in cash and cash equivalents	(927,300)	1,671,958
Cash and equivalents, beginning of year	1,791,168	119,210
Cash and equivalents, end of year	$ 863,868	$ 1,791,168
Supplemental Cash Flow Information:		
Cash paid during the year for:		
Income taxes	$ -	$ -
Interest	$ 28,510	$ -
Non-cash investing and financing activities:		
Conversion of debt into LLC units	$ -	$ 1,185,007

See accompanying independent accountants' review report and notes to the consolidated financial statements.

American Ultimate Disc League, LLC
Notes to Consolidated Financial Statements
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

American Ultimate Disc League, LLC was formed on January 10, 2013 in the State of Delaware. The consolidated financial statements of American Ultimate Disc League, LLC (the "Company" or "AUDL") are prepared in accordance with accounting principles generally accepted in the United States of America. The Company's headquarters are located in Royal Oak, Michigan. The Company owns and operates a professional ultimate disc sports league. Teams are independently owned businesses each operating within an agreed metropolitan market in the US or Canada.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of American Ultimate Disc League, LLC and subsidiaries, Atlanta AUDL Ultimate LLC and Minnesota AUDL Ultimate LLC during the periods in which they were wholly owned or majority owned by the Company. Significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
Preparation of the consolidated financial statements in conformity with US GAAP requires us to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could ultimately differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect our assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to us as of September 30, 2017 and 2016. Fair values of the Company's financial instruments were assumed to approximate carrying values because of the instruments' short-term nature.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. As of September 30, 2017 and 2016, there was no reserve deemed required by us.

Loan Receivable
Loans receivable are recorded at the principal amount and are interest-bearing. The Company maintains an allowance to reserve for potential uncollectible loans. As of both September 30, 2017 and 2016, the Company had an allowance for uncollectible loans of $3,750.

Franchises and Territory Rights
Costs to acquire territory rights for franchises are capitalized on the balance sheet at cost. The Company evaluates these assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable or that the carrying value may exceed its fair value.

The Company sold one franchise each during the years ended September 30, 2017 and 2016. As of both September 30, 2017 and 2016, there were 24 franchises. The franchises include territory rights.

In 2015, the Company operated the Atlanta franchise and territory rights through its ownership of Atlanta AUDL Ultimate LLC. Atlanta AUDL Ultimate LLC was owned 90% by AUDL and 10% by a noncontrolling interest. Atlanta AUDL Ultimate LLC transferred its ownership to a third-party owner for no consideration in September 2016 and then ceased operations.

In 2017, the Company acquired and operated the Minnesota franchise through its wholly-owned subsidiary, Minnesota AUDL Ultimate LLC. Minnesota AUDL Ultimate LLC sold the Minnesota franchise and territory rights in August 2017 for $35,000 and then ceased operations.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features
Convertible debt is accounted for under the guidelines established by ASC 470-20, *Debt with Conversion and Other Options*. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Revenue Recognition
The Company recognizes revenue from broadcast and social media advertising, merchandise sales, licensing, sponsorships, and territory rights when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured. Revenue is deferred in instances where revenue is earned over a period of time.

For territory rights, revenues are recognized after the franchise agreement for a specific territory has been executed and the initial obligations of the Company, if any, have been performed. Sponsorship and advertising revenue are recognized when earned, and merchandise revenue is recognized when goods have been shipped. Licensing revenue is recognized when the license is granted, or as applicable, over the term of the license.

Franchise fees were $35,000 and $0 for the years ended September 30, 2017 and 2016, respectively.

Advertising
The Company expenses advertising costs as incurred. Advertising expense for the years ended September 30, 2017 and 2016 were $243,620 and $189,970, respectively.

Income Taxes
The Company is a limited liability Company. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company is subject to income tax examinations by tax authorities for all periods since 2014. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may hold balances in excess of insured limits.

NOTE 3 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations and had net cash used in operating activities of $834,522 and $838,542 for the years ended September 30, 2017 and 2016, respectively. The Company will require additional capital or significant increases in revenues to cover losses. These matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next 12 months, the Company intends to fund its operations through merchandise sales, licensing, sponsorships, and franchise fees, as well as a Regulation Crowdfunding offering. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – CONVERTIBLE DEBT

In September 2014, the Company executed a convertible debenture purchase agreement, which permitted the issuance of up to an aggregate amount of $2,000,000 in convertible debt. Concurrently, the Company issued convertible debt with a total principal amount of $450,000 to a member of the Company. During the year ended September 30, 2015, the Company issued additional convertible debt with a total principal amount of $650,000, all of which was to related parties. The notes were issued with an interest rate of 5% per annum, a maturity date of September 30, 2020, and a conversion price of $1.00 per notional unit. In accordance with and for the purposes of the convertible debt agreement, 50,000 notional units were deemed to constitute a fully diluted one percent (1%) interest in the Company. Upon a qualified financing event, the outstanding principal and accrued interest automatically convert at a discounted conversion price, which is the lower of: (a) $1.00 per notional unit or (b) 80% of the price per notional unit paid by investors in the financing event. As this beneficial conversion feature was based on a contingent event, recognition of the beneficial conversion feature was deferred until the contingency was extinguished.

A qualified financing event under the terms of the convertible debt agreement occurred during the year ended September 30, 2016. Refer to Note 7 for further details of the financing event. As the qualified financing event extinguished the beneficial conversion feature contingency, the beneficial conversion feature and related discount was recognized and immediately accreted upon conversion, resulting in interest expense of $275,000 during the year ended September 30, 2016.

At the time of the qualified financing event, the aggregate amount of principal and accrued interest outstanding on the convertible debt was $1,185,007, which was converted to an aggregate membership interest of 23.7%.

NOTE 5 – RELATED PARTY TRANSACTIONS

Related Party Notes Payable
In January 2013, the Company issued a promissory note to a member of the Company. The promissory note has a principal amount of $128,000, accrued interest at the prime rate published by the Wall Street Journal (4.0% and 3.5% as of September 30, 2017 and 2016, respectively), and was payable on the earlier of: (a) demand by the holder or (b) December 31, 2017. In September 2016, the Company amended the note to extend the maturity date to the earlier of: (a) demand by the holder made on or after October 1, 2021 or (b) December 31, 2022. As of both September 30, 2017 and 2016, the outstanding balance on this note was $128,000 and has been included within related party note payable on the consolidated balance sheets.

In September 2014, the Company issued an additional promissory note with a principal amount of $350,000 to the same member of the Company. The note accrues interest at the prime rate published by the Wall Street Journal (4.0% and 3.5% as of September 30, 2017 and 2016, respectively) and was payable on the earlier of: (a) October 1, 2019 or (b) an event of default. In September 2016, the Company amended the note to extend the maturity date to the earlier of: (a) demand by the holder made on or after October 1, 2021 or (b) December 31, 2023. As of both September 30, 2017 and 2016, the outstanding balance on this note was $350,000 and has been included within related party note payable on the consolidated balance sheets.

Total accrued interest related to both promissory notes was $35,179 and $17,261 as of September 30, 2017 and 2016, respectively.

Convertible Debt
See Note 4 for convertible debt to related parties, all of which was converted to membership interests as described in Note 7.

Advances
Members of the Company have advanced funds to the Company to pay for operating expenses and other costs. The advances are due on demand and carry no interest. The related party advances totaled $60,044 and $61,844 as of September 30, 2017 and 2016, respectively.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

Commissioner Agreement
The Commissioner of the AUDL is elected to a term of three years. As of September 30, 2017, the Commissioner had fifteen months remaining in his current term and receives compensation of $5,000 per month for services.

NOTE 7 – MEMBERS' EQUITY

In September 2016, the Company sold a 24% membership interest for $1,500,000 to an investor and sold an additional 16% membership interest for $1,000,000 to an existing member of the Company. Concurrent with this financing event, the Company's outstanding convertible debt converted to a 23.7% membership interest in accordance with the terms of the convertible debt agreement. The aggregate amount of principal and accrued interest outstanding settled upon conversion was $1,185,007.

Allocation of Profits and Losses
The Company's losses are allocated to members only to the extent that such loss allocation will not create or increase a capital account deficit for that member. Losses not allocated to a member due to this loss limitation will be reallocated to the other members. Reallocated losses will be taken into account in determining subsequent allocations of income and losses.

The Company's profits are allocated first to the extent of and in proportion to any losses previously allocated to the members until the cumulative amount of net profits allocated to each member equals the cumulative amount of net losses allocated to each member. Thereafter, the Company's profits are allocated pro rata, in accordance with each member's percentage interest.

NOTE 8 – SUBSEQUENT EVENTS

In November 2017, the Company entered into a multiyear broadcast agreement to grant a third party an exclusive right and license to broadcast on cable television and stream live on social media platforms at least 18 games per season. The broadcast agreement ends in September 2019 with an option to extend until September 2020.

The Company entered into an agreement with a third party in November 2017 to assist with the procurement of sponsorship revenues. Under the sponsorship sales agent agreement, which ends in November 2018, the sponsorship sales agent will receive a base retainer of $2,850 per month with additional bonus retainers contingent upon achieving certain sponsorship levels as specified in the agreement.

We have evaluated subsequent events that occurred after September 30, 2017 through April 6, 2018, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time that would have a material effect on the consolidated financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

startengine | What's New | Discover Investments | Edit My Campaign | Launch an ICO NEW | Jason K.

American Ultimate Disc League, LLC is pending **StartEngine Approval.**



PLAY VIDEO
DALLAS ROUGHNECKS

AUDL

American Ultimate Disc League, LLC

Professional Ultimate Disc League

Small OPO · Royal Oak, MI · Sports
US Investors Only

0
Investors

$0.00
Raised of $10K - $1.07M goal

Overview | Team | Terms | Updates | Comments | **Share**

INVEST IN THE AMERICAN ULTIMATE DISC LEAGUE

Own a Rapidly Growing Professional Sports League

Discs flying. Players soaring. A sport on the verge of exploding worldwide and may soon be seen in the Summer Olympic Games. And we're at the center of it all. The American Ultimate Disc League. The first and only professional ultimate league in the world. And you can be a part of it.

Have you ever thought about how awesome it would be to own a sports team? Well, imagine owning a sports league! And, imagine the opportunity of doing so in one of the fastest growing sports in North America today. Ultimate is non-traditional. It's outside of the mainstream but that's the charm. A sport that is fast-paced, exciting, fun, high scoring and one that everybody can play and identify with regardless of gender or age. If you don't love ultimate already, we're about to change that.



STADIUM
WELCOME TO THE GAME
1:06 / 1:09



0:25 / 1:56

The AUDL has experienced substantial and consistent growth in its first 6 years and is on the cusp of expanding exposure of the sport beyond the Ultimate community to include a broader sports audience and fan base, which has created the opportunity to partner with us at a very unique time. If you love sports and want to see an inclusive, competitive, non-concussive, affordable sport that embraces integrity values at its core we want to you join as an owner and to spread the word to more fans and supporters. Our leadership and investors have been 100% committed for six years to bring the league to where it is today. Your investment should be expected to be long-term so not appropriate for those with a short-term horizon. But, if you love sports, love the idea of owning a pro sports league, and have always wanted an investment that is actually fun to own, with special owner perks, the American Ultimate Disc League might just be that investment.

THE AUDL – SO MUCH IS HAPPENING

THE FANS

The AUDL is at the very forefront of the cutting-edge alternative sports scene that is so popular and appealing to the massive millennial population driving the future of sports, and so attractive to sponsors and advertisers trying to reach them. Millennials want their sports action to be fast, delivered digitally and provide constant excitement. That is the very embodiment of Ultimate and in particular, the AUDL.

THE DELIVERY – MESHING THE OLD WITH THE NEW

Here at the AUDL, we are meshing the old with the new – we are pairing our sport's rich history with a new and exciting professional sports league that is taking the internet by storm. Traditionally, sports fans have experienced sports through network and cable TV. But times are changing. Whether full game broadcasts, shortened versions, or simply brief highlights, today the millennial generation is driving increased focus on digital delivery through stream or social media. The AUDL has understood this dynamic from the beginning and delivers through multi-media channels that are convenient for all.


0:08 / 2:13


1:50 / 2:05

MEDIA DELIVERY

While the AUDL has proudly delivered live "Game(s) of the Week" and highlights in the U.S. through cable TV and/or ESPN3 streams since 2013, we are excited to be embarking on a new era through our recently formed partnership with Stadium Sports Network. This multi-year agreement provides the opportunity to reach traditional fans over air, cable, and online.


OF THE KIDS ZONE

SOCIAL MEDIA/DIGITAL PRESENCE

The AUDL social media platform has experienced strong and steady growth since inception. With a combined digital presence of over 250,000

75K followers

100K followers

250K followers

Facebook fans, 40,000+ Twitter Followers, over 2 Million Vine loops annually and surpassing 15 million highlight views annually across the league – and growing fast – it is core to the AUDL digital presence. AUDL highlights have been seen countless times on SportsCenter, CBS Sports, Fox Sports 1, The Buzzer, SportsNation, Sports Jeopardy, Pardon the Interruption and local sports newscasts on stations across the U.S. and Canada. Highlights have also been featured on the front page of nearly every major sports website including Bleacher Report, SB Nation, ESPN.com, Deadspin, 120 Sports, SI.com and The Guardian. With the league now poised to reach beyond the Ultimate community and in the early stages of reaching the national sports landscape, these numbers and mass exposure are expected to grow tremendously.

In preparation for expected growth, the AUDL has taken a big step by standardizing the other digital element - all team websites. To date, teams have had the autonomy to develop their own websites and manage them independently. That has allowed teams to post truly independent content that is unique to their markets, but this season we created a standardized format that continues to allow the unique flavor of each team while expanding to include a common look, theme and increased, consistent national content. As we embark on the massive growth curve expected, we'll continue to dedicate more space to national content, but will always maintain the individual charm and local fan engagement in each market.



18.5M
MINUTES OF VIDEO VIEWED
MEDIA EXPOSURE
ESPN Top 10 appearances
'12 1
'13 3
'14 4
'15 7
'16 8
15
SOCIAL MEDIA
Facebook + Twitter + Instagram followers by year
6K
2012
13K
2013
34K
2014
90K
2015
220K
2016
430K
2017

NATIONAL SPONSOR PROGRAM

With the remarkable growth and increased exposure the AUDL has experience each year, national sports marketing firms have taken notice. A core revenue center for the AUDL is national sponsorships and in late 2017, the league entered into new partnered with YSC Sports Marketing, a leader in building relationships and procuring long-term sponsorships on behalf of non-traditional sports and cutting edge events. YSC has successfully represented leagues including the AVP Pro Beach Volleyball Tour, Major League Lacrosse, Pro Beach Soccer Tour and more. They are now bringing their extensive experience and expertise to the AUDL to help us increase revenues from partnership and advertising.





UNCOMMON CORE VALUES & SOCIAL RESPONSIBILITY

The AUDL is unique in so many ways, not the least of which is out passion for reaching our goals and our unwavering commitment to our social tenets.

GOALS & CORE VALUES

Since our inception, the AUDL's core goals have been to showcase the best Ultimate in the world in a fun, exciting and family-friendly manner that is entertaining for all, provides equal opportunity for all adult players regardless of race, gender, creed or age, and provides children of all ages and backgrounds with the same opportunity to experience the game and its benefits including the values of integrity, sportsmanship and the high level of exercise so important to our youth.

SOCIAL TENETS & ACTION PLAN

Our passionate belief in providing equal opportunity to all adult players is what led to our "open" format that truly seeks the best players in the world, regardless of race, gender, creed or age. It also provides the basis for our social tenets, which seek to expand the introduction and growth of Ultimate to children of every race and ethnicity, advance existing women's Ultimate and grow participation by young women at the youth level, and introduce Ultimate to young players in underserved communities who previously have not always had the same opportunity to participate.

In our quest to fulfill these tenets, we are embarking on an ambitious agenda to provide extensive exposure to women's Ultimate through our exploding social media reach, further our youth outreach in cooperation with Discraft to put 5,000 discs in the hands of youth in 2018 while also structuring clinic programs with a focus on urban areas that allow us to reach traditionally neglected communities and underserved kids. While the intent is to be accessible to every child, we recognize the unique opportunity to reach young women within our clinics and will offer 50+% of instructors identifying as female.

AMERICUS PRO CUP SERIES (Partnership with EuroStars Tour)
The AUDL has entered into an unprecedented 3-year agreement with the EuroStars Tour to launch the newly formed Americus Pro Cup series, beginning in 2018. As part of this exciting new series, each season, the league will co-produce 7 women's games in AUDL cities across North America. These will be stand-alone games heavily marketed by both, the AUDL and individual teams, with all games streamed internationally on AUDL Facebook Live. In addition, through our partnership with Stadium Sports, we will also broadcast one of the games as Stadium's first-ever broadcast of women's Ultimate. With positive viewership, Stadium will also consider expanding the number of women's games broadcast in 2019 and beyond.

FINANCIAL EXPERIENCE

Over the first 6 years of our existence, our financial performance has been consistent with expectations.

EMERGING OPPORTUNITY

Founded in 1968 by a group of high school players, the sport, according to the 2014 Sports and Fitness Industry Association Ultimate Frisbee Single Sport Report, now boasts over five million Americans who play the sport at least once per year.

That growth set the stage for ultimate's next step: professional ultimate. Founded in 2012, the American Ultimate Disc League (AUDL) was formed with the mission to increase the visibility of one of North America's fastest growing sports by creating fun, family-friendly events that showcase the sport being played at its highest level. Combined with the league's proactive marketing plans and responsible social agenda, the timing to invest in the AUDL may never be better.

24 FRANCHISES & COUNTING

The AUDL has experienced substantial growth over its 6 year existence. Growing from 8 teams in the inaugural 2012 season to 23 teams in 2018, the AUDL now boasts 4 regional divisions – East, West, Midwest and South - spanning the U.S. and Canada. Further expansion is planned and already includes Portland joining the West Division in 2019.



THE LEAGUE
ORIGINALLY FOUNDED IN 2012, THE AUDL HAS GROWN TO 24 TEAMS ACROSS THE US AND CANADA. THE 2017 SEASON SAW 179 GAMES PLAYED BETWEEN APRIL AND AUGUST, CULMINATING IN A FINAL FOUR-STYLE CHAMPIONSHIP.
SEATTLE CASCADES EST. 2014
PORTLAND EST. 2019
SAN FRANCISCO FLAMETHROWERS EST. 2014
SAN JOSE SPIDERS EST. 2014
LOS ANGELES AVIATORS EST. 2015
SAN DIEGO GROWLERS EST. 2015
MINNESOTA WIND CHILL EST. 2013
MADISON RADICALS EST. 2013
CHICAGO WILDFIRE EST. 2013
INDIANAPOLIS ALLEYCATS EST. 2012
DALLAS ROUGHNECKS EST. 2016
NASHVILLE NIGHTWATCH EST. 2015
AUSTIN SOL EST. 2016
ATLANTA HUSTLE EST. 2015
TORONTO RUSH EST. 2013
DETROIT MECHANIX EST. 2012
OTTAWA OUTLAWS EST. 2015
PITTSBURGH THUNDERBIRDS EST. 2015
MONTREAL ROYAL EST. 2014
NEW YORK EMPIRE EST. 2013
PHILADELPHIA PHOENIX EST. 2012
DC BREEZE EST. 2013
RALEIGH FLYERS EST. 2015
TAMPA BAY CANNONS EST. 2015
EAST
MIDWEST
SOUTH


WEST
24 TEAMS IN 4 DIVISIONS ACROSS NORTH AMERICA

THE ULTIMATE MARKET & INDUSTRY

TAKE ADVANTAGE OF AN EVER-GROWING INDUSTRY
With over 5 million Americans playing at least once a year and Ultimate programs sprouting in schools and communities across the country, the sport has a solid user base and is expecting strong growth in participation. Clinics, camps and ultimate-based special events being run by AUDL teams and other entities throughout the country further spurs exposure and participation and as a result, providing an ongoing opportunity to grow the sport's fan base.

If the rapid growth rate of our social media fans and followers continues as expected, and with the planned continued increases in the volume of video content created by the AUDL, by 2020 we expect to reach hundreds of millions of minutes of video view time across all social media channels creating a very valuable platform for advertisers and brands to reach the millennial audience.


AUDL 2017
CHAMPIONSHIP WEEKEND

The Offering

Investment: $3.30 per Series B Common Unit

When you invest you are betting the company's future value will exceed $17.5M.

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*



INVESTMENT PERKS

$825 Level
Official AUDL "Fan Pack" – Official AUDL game disc, AUDL cap and shirt
4 Tickets to a 2018 AUDL game in the city of your choice

$1,650 Level
Official AUDL "Fan Pack" – Official AUDL game disc, AUDL cap and shirt
8 Season Tickets to the AUDL team of your choice

$4,950 Level
Official AUDL "Fan Pack" – Official AUDL game disc, AUDL cap and shirt



6 “Owner VIP Passes” to all 2018 AUDL games
Custom Jersey of the team of your choice with name and favorite number on back
AUDL Owner’s Plaque

$9,900 Level
Official AUDL “Fan Pack” – Official AUDL game disc, AUDL cap and shirt
6 “Owner VIP Passes” to all 2018 AUDL games
Custom Jersey of the team of your choice with name and favorite number on back
AUDL Owner’s Plaque
Invitation for 2 for Championship Weekend VII in Madison, WI Aug 11th and 12th.
- Complimentary Entrance to all games
- Invitation to join “VIP Zone” during all games (join AUDL dignitaries, partners and team owners in the VIP Zone with complimentary good and drinks)

**All perks occur after the offering is completed.*



Ultimate Turns Pro with eight teams in major

Our first broadcast agreement with ESPN3

We signed with ESPN3

Close $2.5 Million Equity Investment

We closed a $2.5

We want more owners to help us grow the AUDL

US Cities

The American Ultimate Disc League was founded by Josh Moore as a Nebraska LLC.

April, 2012

January 23rd, 2013

First Investment to fund expansion

Ultimate Xperience Ventures, LLC, purchased 90% of the AUDL and created a new Delaware LLC. Total seed round invested was $205,000 in equity and debt

for 3 years to show the world our exciting product and raised another $300,000 from Ultimate Xperience Ventures.

April 3rd, 2014

August 30, 2015

Close $1.1M Convertible Debt Financing

Private investors purchase $1,185.007 in Convertible Debentures, to launch a south division, develop Championship Weekend and social media platform

Million Equity investment from private investors, which also converted the debentures to Equity at a $5.75 million valuation.

September 30, 2016

November, 2017

Sign Contract with Stadium Sports

We signed our first paid production agreement with Stadium Sports to feature 21 regular season and playoff games.

The AUDL seeks $1.07 M from owners who share our excitement about the sport, want to spread the word to fans around the world.

May 17, 2018

Spring 2019

Equity Pool for team development (ANTICIPATED)

New funding round from Regulation A crowdfunding to create an equity pool for team and league development,

In the Press

SHOW MORE

Meet Our Team



Rob Lloyd

Majority Investor, Managing Member

Rob Lloyd co-founded the company in January of 2013 and has been a Manager and Advisor to the AUDL since its inception. He has also been a member of the AUDL executive Council since January, 2013. Lloyd has also been CEO and Director of Virgin Hyperloop One of Los Angeles since September 16, 2015. Under his leadership



Steve Gordon

CEO/Commissioner, Managing Member

Steve Gordon co-founded the company and has served as Manager, CEO, and Commissioner of the AUDL since January 2013, and has served on the Executive Council since that time. He also serves as Manager of Ultimate Xperience Ventures, a major investor in the American Ultimate Disc League . He also founded the Chicago



Karen Steadman

Majority Investor, Managing Member

Karen Steadman co-founded the company and has been a Manager of the AUDL since January 2013. Karen is also a Manager of Ultimate Xperience Ventures, LLC and a Trustee of The 2007 Steadman Lloyd Family Trust, both major investors in the American Ultimate Disc League and angel investors in other media, technology and real

the company has raised more than $250 million to build the worlds first full scale Hyperloop System. Mr. Lloyd also served as the President of Development & Sales at Cisco Systems, Inc from October 3, 2012 to July 25, 2015 responsible for 40,000 employees globally

Wildfire and served as the team's Managing Partner from 2013 through 2017. Steve is a career entrepreneur in multiple industries including 20+ years of primary focus in individual and institutional financial services and mass marketing.

estate related start-ups. Karen has a background in technology and is active with several charities in the bay area of California.



Tim DeByl

VP Marketing

Tim DeByl is the VP of Marketing for the AUDL and has been a member of the Executive Council. He has served in this role since January, 2013. He is also an owner and managing partner of the Madison Radicals (2012 - Present) and co-owns Distillery Marketing (2004 - Present). He spends approximately 60% of his time in his role with the AUDL including approximately 20 hours per month in his role on the Executive Council - which is an unpaid position, 20% with the Radicals and 20% with Distillery Marketing. He started playing ultimate in his 20's and has coached college, club and pro.



Don Grage

Executive Council

Don Grage is majority owner and managing partner of the DC Breeze and has served on the AUDL Executive Council since September 1, 2014. He commits approximately 20 hours per month in his role on the Executive Council - which is an unpaid position. Grage started played ultimate as a freshman in college and was immediately hooked. Grage is co-owner and managing director of two IT development and data analytics companies in Northern Virginia.



Jean Levy Champange

Executive Council

Jean-Lévy has served on the AUDL Executive Council since September 1, 2016. He commits approximately 20 hours per month in his role on the Executive Council - which is an unpaid position. He was the General Manager of the Montreal Ultimate Association from 2007 to 2012. He was involved in all the issues around the association in Montreal and served on the board of the Fédération Québécoise Ultimate up until 2012. He is now a President of the Montreal Sports Commission.



Steve Hall

Executive Council

Steve Hall is the Managing Partner of EHF Capital, LLC, Co-Owner of the Atlanta Hustle and has served on the AUDL Executive Council since September 1, 2015. Steve commits approximately 20 hours per month in his role on the Executive Council - which is an unpaid position. Prior to EHF Capital, Steve was the Director of Investor Relations of Conversus Capital, the largest publicly traded portfolio of private equity funds with over $2.5 billion in assets under management.



Andrew Zill

Executive Council

Andrew Zill is a PhD chemist and Ultimate enthusiast who began both his chemistry career and Ultimate career at the University of Illinois. He went on to get a graduate degree at Illinois. Andrew founded the San Jose Spiders and has served on the AUDL Executive Council since September 1, 2014. He commits approximately 20 hours per month in his role on the Executive Council - which is an unpaid position.



Evan Lepler

AUDL Broadcaster

Evan Lepler, a professional play-by-play announcer for more than a decade. Based in Winston-Salem, NC, Lepler calls a variety of college football and college basketball games for numerous national and regional outlets, including the ACC Network and ESPN. He spent seven years broadcasting minor league baseball and has served as the primary "Voice of the AUDL" since 2014.

Offering Summary

Maximum 324,242* Series B Common Units $1,069,998.60

**Maximum subject to adjustment for bonus units. See 10% Bonus below*

Minimum 3030 Series B Common Units $9,999.00

Company	American Ultimate Disc League, LLC
Corporate Address	101 Curry Avenue #516, Royal Oak, Michigan 48067
Description of Business	The American Ultimate Disc League (AUDL) is the only professional ultimate league in North America. Ultimate is a fast, flowing and highly athletic sport that is played by advancing a Frisbee down a football field to score by passing into the end zone. With 23 teams operating in major markets in the US and Canada, the AUDL has become a major platform for generating exciting and highly valuable sports content and has wide media distribution across broadcast, online and on social media.
Type of Security Offered	Series B Common Units
Purchase Price of Security Offered	$3.30 per Series B Common Unit
Investment Amount (per investor)	$495.00

Perks*

$825 Level

Official AUDL "Fan Pack" – Official AUDL game disc, AUDL cap and shirt
4 Tickets to a 2018 AUDL game in the city of your choice

$1,650 Level

Official AUDL "Fan Pack" – Official AUDL game disc, AUDL cap and shirt
8 Season Tickets to the AUDL team of your choice

$4,950 Level

Official AUDL "Fan Pack" – Official AUDL game disc, AUDL cap and shirt
6 "Owner VIP Passes" to all 2018 AUDL games
Custom Jersey of the team of your choice with name and favorite number on back

AUDL Owner's Plaque

$9,900 Level

Official AUDL "Fan Pack" – Official AUDL game disc, AUDL cap and shirt
6 "Owner VIP Passes" to all 2018 AUDL games
Custom Jersey of the team of your choice with name and favorite number on back

AUDL Owner's Plaque
Invitation for 2 for Championship Weekend VII in Madison, WI Aug 11th and 12th.
- Complimentary Entrance to all games
- Invitation to join "VIP Zone" during all games (join AUDL dignitaries, partners and team owners in the VIP Zone with complimentary food and drinks)

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

American Ultimate Disc League, LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Series B Common Units at $3.30 / unit, you will receive 10 Series B Common bonus units, meaning you'll own 110 units for $330. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

There are no Irregular Use of Proceeds contemplated.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Main Video

Hi I'm Evan Lepler.

All my life, my #1 passion has been sports. My dream was to become a sports broadcaster. And in the past couple years, I've had the amazing opportunity to call big games at some of the nation's greatest stadiums and arenas in North America.

With all these experiences in football, basketball, and baseball, I can still honestly say that nothing compares to the sport of ultimate. Over the past four years, I've also had the thrill of broadcasting for the American Ultimate Disc League. If you didn't know, the AUDL is only professional ultimate league in the world.

Created six years ago, the AUDL started with just eight teams. But now, it has been transformed from a fledgling regional league to a cross-country, internationally followed circuit with a national television contract, a half-million social media followers, and countless SportsCenter Top 10 highlights. Every weekend from April through August, ultimate fans are able to witness some of the most exciting and athletic ultimate that the world has ever seen. Speaking as someone who loved playing ultimate in college, it's been unreal to be a part of the AUDL, and to see the massive strides the league has made in such a short time. I am fired up for the future.

This future could include you, the sports fan who has always dreamed of being directly involved. Today, the AUDL is opening its doors to investors who want to join the experience of owning a rising professional sports league. This unprecedented opportunity will bring you inside the inner-workings of this ambitious organization that is determined to deliver ultimate to every sports fan in the world. Yea, it's a lofty goal, but few imagined we'd even get this far. In 20 years, imagine where we will be.

Game of the Week Trailer: Los Angeles at Austin Sol

This Saturday AUDL interdivisional play returns LA aviators were dominate in their season opener. But how will they fair in uncharted territory for the first time the Aviators travel to Texas where the Austin Sol are ready to launch their season against the best from the west. Join us for LA and Austin Sat 8:00 pm east 7:00 central only on Stadium.

Pro Ultimate is Back Video

Quickly back to Tunnel oh what a tremendous bid. Oh no one guarding Meshnik. What a huge error Meshnik to the end zone. Knocked away.

If the Rush Score they win. Scoober caught, Toronto has prevailed on the road. A shot for the tie he will go with the hammer for Babbit. We are tied at the buzzer. 5 secs. Chen can he throw it the full 80 yards of the field. Are you kidding me. You are kidding me. Holy Smokes.

Kollik with the huge layout past the bidding..

Ultimate: The Next Level of Sports!

Deep shot to the end zone for the Toronto Rush. Cam Harris handles the deflection.
And then taking off deep shot Hamm. A lot of traffic and Rasmuson over them all.
Launches one Dallman oh my goodness. In the redbone over the top to Yearwood
6-3 on the Mark what a shot up the line Schliecker hit Wiseman to Colin Camp
Brodie Double teamed to Helton, who makes the play, beautiful play from Brodie Smith.

Ultimate is the Future

Saul was wide open too, now they throw into traffic oh a layout D by Madison Jay Froude.
Rush send it Deep for Lloyd what a play by Mark lloyd that was ridiculous.
Now what you are waiting for American Ultimate Disc League look at the catch by Nick Hutton.
Wouldn't be surprised if this made anAUDL top 10 Beau when you watch this i take back everything I said.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF AMERICAN ULTIMATE DISC LEAGUE, LLC A DELAWARE LIMITED LIABILITY COMPANY

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN.

THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF AMERICAN ULTIMATE DISC LEAGUE, LLC, A DELAWARE LIMITED LIABILITY COMPANY

This Third Amended and Restated Limited Liability Company Agreement ("Agreement") is made and entered into effective as of April 18, 2018 (the "Effective Date"), by and among the individuals and entities listed on Schedule A hereto (collectively, the "Members," and each individually a "Member").

RECITALS

A. On January 10, 2013, the Certificate of Formation for American Ultimate Disc League, LLC, a Delaware limited liability company, was filed with the Delaware Secretary of State.

B. The original Member, as the sole member of the Company, executed a limited liability company agreement of the Company effective as of January 10, 2013 ("LLC Agreement").

C. The LLC Agreement was amended and restated on or about January 22, 2013, and on September 30, 2016.

D. A proposal has been made to raise additional capital and to further amend and restate the LLC Agreement in order to accommodate a non-voting class of Membership Interests.

E. Upon the full execution of this Agreement, all Membership Interests outstanding on the Effective Date are converted into Series A Membership Interests with a Series A Percentage Interest equal to the Percentage Interest of the converted Membership Interest immediately prior to the conversion.

NOW, THEREFORE, the Members and Manager hereby agree as follows:

AGREEMENT

ARTICLE 1

ORGANIZATIONAL MATTERS

1.1 Definitions. All capitalized terms not otherwise defined in this Agreement are defined in Article 18.

1.2 Formation. The Company is a limited liability company formed under the laws of Delaware. The rights and liabilities of the Members will be determined under the Act and this Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement will, to the extent permitted by the Act, control.

1.3 Name. The name of the Company is "American Ultimate Disc League, LLC." The business of the Company may be conducted under that name or, upon compliance with Applicable Laws, any other name that the Managers deem appropriate or advisable. The Managers will file any fictitious name certificates and similar filings, and any amendments, that the Managers consider appropriate or advisable.

1.4 Term. The term of this Company commenced on the date the Certificate of Formation was filed with the Secretary of State and continues perpetually until the Company is dissolved and its affairs wound up in accordance with this Agreement and the Act.

1.5 Office and Agent. The Company will continuously maintain an office and registered agent in the State of Delaware as required by the Act. The principal office of the Company will be determined by the Managers. The Company also may have such offices, anywhere within or outside Delaware, as the Managers may determine or the business of the Company may require. The initial registered office and agent of the Company are National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, Delaware 19904.

1.6 Addresses of the Managers. The addresses of the Managers are set forth on Schedule A.

1.7 Purpose of Company. The primary purpose of the Company is to acquire, own, hold for investment, manage, exchange, transfer, dispose, operate and otherwise hold for investment the league of teams involved in the sport of Ultimate Disc commonly known as the American Ultimate Disc League, and all activities related or incidental thereto, and to engage in any lawful business for which a limited liability company may be organized under the Act. The primary purpose of the Company may be altered by the written consent of a Majority Interest.

1.8 Confidentiality. Each Interest Holder agrees not to use or disclose any information about the Company, the Company's business, past, present or future business opportunities and business plans, this Agreement, any term or condition contained in this Agreement or any amendment hereto, including, but not limited to, the names of other Interest Holders, Capital Contributions or Capital Accounts, without the prior written consent of the Manager in each instance. The foregoing does not preclude the Interest Holder from the use or disclosure of such information (i) which currently is known generally to the public or which subsequently has come into the public domain, other than by way of disclosure by any Interest Holder in violation of this Agreement, (ii) to Interest Holder's professional advisors in confidence, and (iii) as may be required for tax purposes or Applicable Law. To the extent disclosure is required by law or court order, the Interest Holder must give the Manager fourteen (14) days prior written notice of the nature of the required disclosure. Interest Holder's failure to abide by the terms of this confidentiality provision is a breach of this Agreement. The parties acknowledge that the breach would cause Company irreparable damage, the amount of which would be difficult to ascertain. Therefore, in the event of a breach, the Company, at its discretion and in addition to any remedies provided at law, may seek equitable relief without the necessity of first posting bond. The provisions of this Section will survive any transfer or assignment of the Interest Holder's Membership or Economic Interest, whether by sale, dissociation, withdrawal, or any other means, and the dissolution, liquidation, reorganization or conversion of the Company.

ARTICLE 2

UNITS

2.1 Units Generally. The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes or series. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class or series. The Board shall maintain a schedule of all Members, their respective mailing addresses and the amount and series of Units held by them (the "Members' Schedule"), and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member. A copy of the Members Schedule as of the execution of this Agreement is attached hereto as Schedule A.

2.2 Authorization and Issuance of Common Units. Subject to compliance with Section 17.11, the Company is hereby authorized to issue a class of Units designated as Common Units, which are divided into Series A Common Units and Series B Common Units. The total number of Common Units that the Company is authorized to issue is 6,000,000, which are hereby divided into 5,000,000 Series A Common Units, and 1,000,000 Series B Common Units. Effective on the execution of this Agreement, all outstanding Membership Interests are converted into the number of Series A Common Units set forth on the Members Schedule opposite each Member's name, all of which Series A Common Units are agreed to be issued and outstanding.

2.3 Certification of Units.

(a) The Managers may, in their sole discretion, but shall not be required to, issue certificates to the Members representing the Units held by such Member

(b) If the Managers elect to issue certificates representing Units, then, in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Units shall bear legends substantially in the following form:

THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE AN AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT.

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

ARTICLE 3

CAPITAL CONTRIBUTIONS

3.1 Capital Contributions. As of the Effective Date, each Member has contributed to the Company Capital Contributions in the amount, and received in exchange therefor a Membership Interest in the Company, as set forth in Schedule A.

3.2 Additional Capital Contributions. No Member is required to make any additional Capital Contributions. Upon a determination by the Managers that additional Capital Contributions are necessary or appropriate for the conduct of the Company's business, including without limitation, expansion or diversification, the Managers may permit the Members to make additional Capital Contributions. In that event, the Members will have the opportunity, but not the obligation, to participate in additional Capital Contributions on a pro rata basis in accordance with their Membership Interests. Each Member will receive a Capital Account credit in the amount of any additional capital that the Member contributes to the Company, and the Member will receive an additional Membership Interest determined by the value of the additional Capital Contribution in relation to the value of the Company as a whole. The value of the Company as a whole will be determined by the Manager at the time the additional Capital Contribution is made. Immediately following these Capital Contributions, the Managers will amend this Agreement to adjust the Membership Interests and Economic Interests to reflect the new relative proportions of the Capital Accounts of the Members and Economic Interest Owners. Regardless of any other provision in this Agreement, this amendment will not require the vote or approval of the Members.

3.3 Capital Accounts. The Company will establish an individual Capital Account for each Member and/or Economic Interest Owner. The Company will determine and maintain each Capital Account in accordance with Regulations Section 1.704-1(b)(2)(iv). If a Member or an Economic Interest Owner transfers all or a part of his, her, or its Economic Interest in accordance with this Agreement, that Member's or Economic Interest Owner's Capital Account attributable to the transferred Economic Interest will carry over to the new owner of that Economic Interest, which is required under Regulations Section 1.704-1(b)(2)(iv)(l). Any adjustments of Gross Asset Value will be reflected by corresponding adjustments to the Capital Accounts which reflect the manner in which the unrealized income, gain, loss, or deduction inherent in the property (that has not been reflected in the Capital Accounts previously) would be allocated among the Members if there were a taxable disposition of the assets for their fair market values.

3.4 No Interest. No Member or Economic Interest Owner is entitled to receive any interest on a Capital Contribution.

3.5 Title to Property. Title to all Company property shall be held in the name of the Company.

3.6 Member Loans.

(a) Any Manager, Member or an Affiliate of either, may lend money to the Company with the Managers' prior written consent. The loan shall not be treated as a Capital Contribution by that Member or entitle the Member to an increase in that Member's Percentage Interest. The loan amount shall be a debt due from the Company, repayable out of the Company's assets, bear interest at the lower of the Prime Rate or the maximum rate permitted by law, and shall be on such other terms as the Manager and the Lender agree. Notwithstanding

the foregoing, no Member shall be required to make any loans to the Company or guaranty the payment or performance of any Company obligation.

(b) The Members acknowledge that any Member, Manager or Affiliate of a Member or Manager who loans money to the Company pursuant to this Section 3.6 (each, a "Lender") shall have rights, the exercise of which may be in conflict with the Company's best interests. In that regard, the Members hereby authorize, agree and consent to the Lender's exercise of any of Lender's rights under any promissory note, security agreement or other loan document, even though the Lender's exercise of those rights may be detrimental to the Company or the Company's business. Further, the Members agree that any Lender's proper exercise of the rights shall not be deemed a breach of that Lender's fiduciary duties (if any) to the Company.

ARTICLE 4

MEMBERS

4.1 Limited Liability. Except as set forth in this Agreement, no Member is personally liable for any debt, obligation, or liability of the Company, whether by contract, tort, or otherwise.

4.2 Series of Membership Interest. Subject to the provisions of Section **Error! Reference source not found.**, the Company shall have two series of Membership Interest, designated as Series A and Series B. Series A Membership Interests shall be allocated to the holders of Series A Common Units and shall have the sole and exclusive right to vote on all matters requiring or providing for the vote of the Members, and all provisions of this Agreement referring to the vote of the Members shall mean and refer solely to the vote of the holders of Series A Membership Interests, voting as a class in proportion to their respective Series A Percentage Interest. In addition, holders of Series A Common Units have co-sale rights and non-competition restrictions, as more particularly set forth below. Series B Membership Interest shall be allocated to the holders of Series B Common Units and have no voting rights. Other than with respect to voting, co-sale rights and non-competition restrictions, the Series A and Series B Membership Interests will be treated as a single class with the same rights, duties, and obligations under this Agreement.

4.3 Admission of Additional Members. Subject to Section 4.4, the Managers may, from time to time, admit additional Members, subject to the following:

(a) A Majority Interest consent to the admission after the Managers give all then existing Members written notice of the intent to admit additional Members and the amount of Capital Contributions to be contributed by them;

(b) The then existing Members will have the opportunity, but not the obligation, to participate in additional Capital Contributions being sought from additional Members on a pro rata basis in accordance with their Membership Interests; and

(c) The additional Member makes a Capital Contribution that the Managers determine is appropriate based upon the needs of the Company, the net value of the Company's assets, the Company's financial condition, and the benefits anticipated to be realized by the additional Member.

Notwithstanding the foregoing, substitute Members may only be admitted in accordance

with Article 8. The Managers will amend this Agreement to reflect the admission of additional Members or contributions by existing Members under this Section and that amendment will not require the further vote or approval of the Members.

4.4 Approved Offering. Notwithstanding the provisions of Section 4.3, the Managers are hereby authorized to issue up to 500,000 Series B Common Units in a public offering meeting the requirements of Section 4(a)(6) of the Securities Act and Regulation CF promulgated thereunder (the "Offering"), and to admit as Series B Members those Persons who purchase Series B Common Units in the Offering. The Managers will amend this Agreement to reflect the admission of Series B Members under this Section, and that amendment will not require the further vote or approval of the Members.

4.5 Withdrawals. No Member may resign as a Member or withdraw from the Company, other than in the case of a transfer pursuant to Section 8.5, without the consent of the Managers. In the event of Member's resignation or withdrawal, with or without consent, such Member's Membership Interest will be subject to the optional purchase rights as provided in Section 11.2.

4.6 Purchase or Modification of Membership Interest. Upon (i) the attempted transfer, alienation, or encumbrance of all or a portion of a Member's Membership Interest in violation of this Agreement, (ii) the occurrence of Dissociation Event, or (iii) the resignation or withdrawal of a Member, the Membership Interest of such Member may be purchased by the Company or other Members as provided herein or transferred in accordance with Section 8.5, or, if not so purchased or transferred, such Membership Interest will become an Economic Interest and the balance of the rights associated with the Membership Interest (including without limitation, the right of the Member to vote or participate in the management of the business, property and affairs of the Company) may, in the sole discretion of the Managers, be purchased by the Company pursuant to Section 8.8.

4.7 Transactions with the Company. Subject to any limitations in this Agreement and with the prior approval of the Managers after full disclosure of the Member's involvement, a Member may engage in any transaction (including, without limitation, the purchase, sale, lease or exchange of any property, or the lending of funds, or the rendering of any service, or the establishment of any salary, other compensation or other terms of employment) with the Company. Subject to other Applicable Law, that Member has the same rights and obligations as a Person who is not a Member.

4.8 Remuneration to Members. Except as otherwise authorized in this Agreement, no Member is entitled to remuneration for acting in the Company business, subject to the entitlement of Members winding up the affairs of the Company to reasonable compensation under Section 14.3. Notwithstanding the prior sentence and subject to Section 4.7, the Company may pay the Members reasonable remuneration for services rendered to the Company to the extent that the Members are not required to render those services without charge.

4.9 Members Are Not Agents. The management of the Company is vested in the Managers. No Member, acting solely in the capacity of a Member, is an agent of the Company, nor can any Member in such capacity bind or execute any instrument on behalf of the Company. This Section supersedes any authority granted to the Members to act as an agent of the Company for the purpose of its business and affairs as provided under the Act. Any Member who takes any

action or binds the Company in violation of this Section will be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify the Company with respect to the loss or expense.

4.10 Voting Rights. Members holding Series B Common Units have no voting rights with respect to such Series B Common Units. Members holding Series A Common Units have only those voting, approval, and/or consent rights expressly provided for in this Agreement or the Certificate of Formation. Series A Members who are not the subject of a Dissociation Event or who have not assigned their Membership Interests have the right to approve or disapprove matters as specifically stated in this Agreement, including (a) those matters specified in Section 5.5, (b) those matters expressly identified in this Agreement as requiring or allowing for the vote of Members, (c) those matters as the Managers may elect to submit to the vote of the Members. The Managers are not obligated to submit any matter to the vote of the Members except as otherwise expressly provided in this Agreement. Unless otherwise provided in this Agreement, any transaction requiring the vote, consent, or approval of the Members requires the affirmative vote or written consent of a Majority Interest.

4.11 Vote By Proxy. On any matter that is to be voted on by Voting Members, a Voting Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Voting Member executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

4.12 Meetings of Members. No annual or regular meetings of Members are required. A meeting of the Members may be called at any time by a Manager or by at least a Majority Interest. Meetings of Members shall be held at the Company's principal place of business or at any other place designated by the Person or Persons calling the meeting. Not less than ten (10) nor more than sixty (60) days before each meeting, the Person or Persons calling the meeting shall give written notice of the meeting to each Member entitled to vote at the meeting. The notice shall state the time, place, and purpose of the meeting. Notwithstanding the foregoing provisions, each Member who is entitled to notice may waive notice, either before or after the meeting, by executing a waiver of such notice, or by appearing at and participating, in person or by proxy in the meeting. Unless this Agreement provides otherwise, at a meeting of Members, the presence in person or by proxy of a Majority Interest constitutes a quorum. A Member may vote either in person or by written proxy signed by the Member or by the Member's duly authorized agent. Except as otherwise provided in this Agreement, the affirmative vote of Members holding a majority of the aggregate outstanding Series A Units present at the meeting in person and by proxy shall be required to approve any matter coming before the Members. In lieu of holding a meeting, the Members may take action by written consents (including by Electronic Transmission) specifying the action to be taken, which consents must be executed and delivered to the Company by not less than a Majority Interest or such higher proportion as required in this Agreement. Any such approved action shall be effective on the date such consent is executed and delivered or as otherwise provided in any such consent. All such consents shall be circulated to all Members and the Company shall give prompt notice no later than ten (10) days after the effective date to all Members of any action approved by less than unanimous consent.

4.13 Competing Activities. The Members and their Affiliates may engage or invest in any business activity of any type or description, including without limitations those that might be

the same as or similar to the Company's business and that might be in direct or indirect competition with the Company; provided, however, that no such activity or investment shall be directly related to professional or semi-professional leagues or teams for the sport of Ultimate. Any permitted activity may be engaged in independently or with others. Neither the Company nor any other Member has any right in or to these other permitted ventures or activities, or to the income or proceeds. The Members are not obligated to present any permitted investment opportunity or prospective economic advantage to the Company, even if the opportunity is of the character that, if presented to the Company, could be taken by the Company. The Members have the right to hold any permitted investment opportunity or prospective economic advantage for their own account or to recommend the opportunity to Persons other than the Company. The Members acknowledge that the other Members and their Affiliates own or manage other permitted businesses, including businesses that may compete with the Company. Each Member waives any and all rights and claims which it may otherwise have against the other Members and their Affiliates as a result of those permitted activities.

4.14 Percentage Interests. As of the date hereof, the Percentage Interests of the Members are set forth on Schedule A; provided, however, the Percentage Interests of the Members may be modified from time to time upon the receipt or withdrawal of capital, the issuance or redemption of membership interests and/or Units, or on such other events provided for in this Agreement.

ARTICLE 5

MANAGEMENT AND CONTROL OF THE COMPANY

5.1 Management of the Company by Managers.

(a) Exclusive Management by Managers. The business, property and affairs of the Company will be managed exclusively by the Managers. Except for situations in which the approval of the Members is expressly required by the Act, the Certificate of Formation or this Agreement, the Managers have full, complete and exclusive authority, power, and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business, property and affairs.

(b) Agency Authority of Managers. Subject to Section 5.5, each Manager, acting alone, is authorized to (i) endorse checks, drafts, and other evidence of indebtedness made payable to the Company, but only for the purpose of deposit into the Company's accounts, (ii) sign all checks, drafts, and other instruments obligating the Company to pay money, and (iii) sign all contracts, obligations, or any other instrument or document on behalf of the Company. Notwithstanding anything to the contrary, the Managers may, subject to any limitations that the Managers deem necessary or appropriate, authorize one or more agents of the Company, who may or may not be employees or Members of the Company, to (i) endorse checks, drafts, and other evidence of indebtedness made payable to the order of the Company, but only for the purpose of deposit into the Company's accounts, and (ii) sign checks, drafts, and other instruments obligating the Company to pay money.

(c) Meetings of Managers. Meetings of Managers are not required.

5.2 Election of Managers.

(a) Number, Term, and Qualifications. The Company initially has three (3) Managers, namely Robert Lloyd, Karen E. Steadman and Steven T. Gordon. The number of Managers of the Company will be fixed by the affirmative vote or written consent of a Majority Interest. If the number of Managers changes, the Managers will amend the Certificate of Formation to update such information. At no time will there be less than one Manager. Unless a Manager resigns or is removed, each Manager will hold office until a successor is elected and qualified. Successor Managers will be elected by the affirmative vote or written consent of a Majority Interest. A Manager need not be a Member, an individual, a resident of Delaware, or a citizen of the United States.

(b) Resignation. Any Manager may resign at any time by giving written notice to the Members and any remaining Manager(s). Any resignation will be without prejudice to the rights, if any, of the Company under any contract to which the resigning Manager is a party. The resignation of any Manager takes effect upon receipt of that notice or later as specified in the notice; and, unless otherwise specified in the notice, acceptance of the resignation is not necessary to make it effective. The resignation of a Manager who is also a Member will not affect the Manager's rights as a Member and will not constitute a resignation or withdrawal as a Member.

(c) Removal. A Majority Interest (including the Series A Percentage Interest of the Manager in his, her or its capacity as a member) may remove a Manager by giving the Manager to be removed written notice of removal. Notice of removal must be served on the Manager either by certified or registered mail, return receipt requested, or by personal service, and must set forth the effective date of the removal. Any removal will be without prejudice to the rights, if any, of the Manager under any employment contract or other agreement and, if the Manager is also a Member, will not affect the Manager's rights as a Member or constitute a resignation or withdrawal as a Member.

(d) Vacancies. Any vacancy occurring for any reason in the position of Managers may be filled by the affirmative vote or written consent of a Majority Interest.

5.3 Powers of Managers. Without limiting the generality of Section 5.1, but subject to Section 5.5 and to the express limitations set forth elsewhere in this Agreement, the Managers have all necessary powers to manage and carry out the purposes, business, property, and affairs of the Company and to make all decisions affecting the business and affairs, including, without limitation, the power to exercise on behalf of the Company all powers described in the Act, including without limitation, the power to:

(a) Acquire, purchase, renovate, improve, alter, rebuild, demolish, replace, and own property or assets that the Managers determine is necessary or appropriate or in the interest of the business of the Company, and to acquire options for the purchase of any property;

(b) Sell, exchange, lease, or otherwise dispose of all or any interest in the property and assets owned by the Company;

(c) Guarantee the payment of money or the performance of any contract or obligation of any Person;

(d) Sue on, defend, or compromise any and all claims or liabilities in favor of or against the Company, or submit any or all claims or liabilities to arbitration;

(e) Make contracts and guarantees, incur liabilities, act as surety, and borrow money;

(f) Issue notes, bonds, and other obligations and secure any of them by mortgage or deed of trust or security interest of any or all of the Company's assets;

(g) Retain legal counsel, auditors, and other professionals in connection with the Company's business and to pay them remuneration as the Managers may determine;

(h) Care for and distribute funds to the Members by way of cash flow, income, return of capital, or otherwise, all in accordance with the provisions of this Agreement, and perform all matters in furtherance of the objectives of the Company or this Agreement;

(i) Employ Persons to render services to the Company, at the expense of the Company, on terms as the Managers may determine, but subject to any limitations in this Agreement;

(j) Pay or cause to be paid all expenses, fees, charges, taxes, and liabilities incurred or arising in connection with the Company, or in connection with the management, including without limitation, expenses and charges for the services of the Company's employees, accountants, attorneys, and other agents or independent contractors, and other expenses and charges as the Managers deem necessary or advisable to incur; and

(k) Make elections for federal, state and local tax purposes, including, without limitation, any election permitted by Applicable Law to:

(i) adjust the basis of the Company property pursuant to Code Sections 754, 734(b), or 743(b), or comparable provisions of state or local law in connection with the transfer of Membership Interests, provided that the Managers will cause the Company to make the election under Section 754 of the Code upon the request of any Member holding a Percentage Interest of 20% or more; and

(ii) extend the statute of limitations for assessment of tax deficiencies against Members with respect to adjustments to the Company's federal, state or local tax returns.

The expression of any power or authority of the Managers in this Agreement does not in any way limit or exclude any other power or authority which is not specifically or expressly set forth in this Agreement. If there is more than one Manager, the rights and powers of the Managers will be exercised by the Managers as they may agree, including, without limitation, by delegating responsibility for conduct of Company business or any portion to any one or more of the Managers. Any delegation of responsibility or authority to one or more Managers may be revoked at any time by the remaining Managers. In the absence of any agreement, no Manager may exercise any rights and powers without the consent of a majority (in number) of the Managers. Furthermore, any provision in this Agreement requiring the consent of the Managers means the consent of a majority (in number) of the Managers unless otherwise expressly stated.

5.4 Officers.

(a) Appointment of Officers. The Managers may appoint officers at any time. The officers of the Company, if deemed necessary by the Managers, may include a president and chief executive officer, vice president, secretary, and chief financial officer. The officers will serve at the pleasure of the Managers, subject to all rights, if any, of an officer under any contract of employment. Any individual may hold any number of offices. No officer need be a resident of Delaware or a citizen of the United States. The officers shall exercise such powers and perform such duties as specified in this Agreement and as determined from time to time by the Managers.

(b) Removal, Resignation and Filling of Vacancy of Officers. Subject to the rights, if any, of an officer under a contract of employment, any officer may be removed, either with or without cause, by the Managers at any time.

Any officer may resign at any time by giving written notice to the Managers. Any resignation will take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation will not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

A vacancy in any office because of death, resignation, removal, disqualification or any other cause will be filled in the same manner as regular appointments to that office.

(c) Salaries of Officers. The salaries of all officers and agents of the Company will be fixed by the Managers.

(d) Duties and Powers of the President. The president will be the chief executive officer of the Company, and will, subject to the control of the Managers, have general and active management of the business of the Company and will see that all orders and resolutions of the Members and Managers are carried into effect. The president will have the general powers and duties of management usually vested in the office of president of a corporation, and such other powers and duties as may be prescribed by the Managers or this Agreement. Steven T. Gordon is the initial president and chief executive officer of the Company and Commissioner of the American Ultimate Disc League.

(e) Duties and Powers of Vice President. The vice-president, or if there is more than one, the vice-presidents in the order determined by the Managers, will, in the absence or disability of the president, perform the duties and exercise the powers of the president and perform such other duties and have such other powers as the Managers prescribes.

(f) Duties and Powers of Chief Financial Officer. The chief financial officer, if any, will keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Company, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, Membership Interests and Economic Interests. The books of account will at all reasonable times be open to inspection by the Managers.

The chief financial officer will have the custody of the funds and securities of the Company, and will keep full and accurate accounts of receipts and disbursements in books belonging to the Company, and will deposit all moneys and other valuable effects in the name and to the credit of

the Company in such depositories as may be designated by the Managers.

The chief financial officer will disburse the funds of the Company as may be ordered by the Managers, taking proper vouchers for such disbursements, and will render to the president and the Managers, an account of all his transactions as treasurer and of the financial condition of the Company.

The chief financial officer will perform other duties and will have other responsibility and authority as may be prescribed by the Managers. The chief financial officer will have the general duties, powers and responsibility of a chief financial officer of a corporation, and will be the chief financial and accounting officer of the Company.

(g) Acts of Officers as Conclusive Evidence of Authority. Any note, mortgage, evidence of indebtedness, contract, certificate, statement, conveyance, or other instrument in writing, and any assignment or endorsement thereof, executed or entered into between the Company and any other Person, when signed by the president or any vice president and the chief financial officer of the Company, is not invalidated as to the Company by any lack of authority of the signing officers in the absence of actual knowledge on the part of the other Person that the signing officers had no authority to execute the same.

5.5 Limitations on Power of Managers. Notwithstanding any other provisions of this Agreement, the Managers or officers have no authority to cause the Company to engage in the following transactions without first obtaining the affirmative vote or written consent of a Majority Interest:

(a) The merger of the Company with another limited liability company, limited partnership, general partnership or other Person; provided, however,

(i) in no event will a Member be required to become a general partner in a merger with a limited partnership without his, her, or its express consent or unless the agreement of merger provides each Member with dissenter's rights described in the Act, and

(ii) in a merger of the Company with a general partnership, if the Members become personally liable for any obligations as a result of the merger, the principal terms of the agreement of merger must be approved by all of the Members unless the agreement of merger provides that all Members will have dissenter's rights provided in the Act;

(b) Entering into any amendment of the Certificate of Formation or this Agreement;

(c) The establishment of different classes of Members;

(d) An alteration of the primary purpose or business of the Company as set forth in Section 1.7;

(e) Admitting any new or substitute Members other than as permitted under Section 8.5 or through the Offering;

(f) The sale of all or substantially all of the property and assets owned by the Company in a single or series of transactions;

(g) Any borrowing undertaken in the Company's name other than Member loans made in accordance with Section 3.6;

(h) The dissolution of the Company;

(i) Other than Member loans made in accordance with Section 3.6, transactions between the Company and one or more of the Managers or Members or one or more of any Manager's or Member's Affiliates, or transactions in which one or more Managers or Members, or one or more of any Manager's or Member's Affiliates, has a material financial interest;

(j) The confession of a judgment against the Company;

(k) Guarantee the payment of money or the performance of any contract or obligation of any Person;

(l) The filing of a Bankruptcy petition on behalf of the Company; or

(m) Any other decision or action requiring the consent or approval of a Majority Interest under this Agreement.

Notwithstanding the foregoing, the Company shall not engage in any transaction described in this Section 5.5 which would result in any Member being treated adversely and in a manner different from other Members without the approval of such adversely treated Member.

5.6 Members Have No Managerial Authority. The Members have no power to participate in the management of the Company except as expressly authorized by this Agreement or the Certificate of Formation and except as expressly required by the Act. Unless expressly and duly authorized in writing to do so by the Managers, no Member has any power or authority to bind or act on behalf of the Company in any way, to pledge the Company's credit, or to render it liable for any purpose.

5.7 Performance of Duties; Liability of Managers. A Manager is not liable to the Company or to any Member for any loss or damage sustained by the Company or any Member. The Company shall indemnify each Manager for any act performed by the Manager within the scope of authority conferred on the Manager by this Agreement, unless the loss or damage was the result of fraud, deceit, gross negligence, reckless or intentional misconduct, or a knowing violation of law by the Manager.

5.8 Devotion of Time. The Managers are not obligated to devote all of their time or business efforts to the affairs of the Company. The Managers will devote whatever time, effort, and skill as they deem appropriate for the operation of the Company.

5.9 Competing Activities. The Managers and their Affiliates may engage or invest in any business activity of any type or description, including without limitations those that might be the same as or similar to the Company's business and that might be in direct or indirect competition with the Company; provided, however, that no such activity or investment shall pertain to the sport of Ultimate. Any permitted activity may be engaged in independently or with others. Neither the Company nor any Member has any right in or to these other ventures or activities, or to the income or proceeds. The Managers are not obligated to present any permitted investment opportunity or prospective economic advantage to the Company, even if the opportunity is of the character that,

if presented to the Company, could be taken by the Company. The Managers have the right to hold any permitted investment opportunity or prospective economic advantage for their own account or to recommend the opportunity to Persons other than the Company. The Members acknowledge that the Managers and their Affiliates own or manage other permitted businesses, including businesses that may compete with the Company and for the Managers' time. The Members waive any and all rights and claims which they may otherwise have against the Managers and their Affiliates as a result of those permitted activities.

5.10 Payments to Managers. Except as otherwise authorized in this Section, neither the Managers nor their Affiliates are entitled to remuneration for services rendered or goods provided to the Company. The Managers and their Affiliates will receive only the following payments:

(a) Services Performed by Managers or Affiliates. The Company will pay a Manager and his, her or its Affiliates for services rendered or goods provided to the Company to the extent that the Manager is not required to render the services or goods without charge to the Company, and to the extent that the fees paid to the Manager or Affiliates do not exceed the fees that would be payable to an independent responsible third party that is willing to perform the services or provide those goods.

(b) Expenses. The Company will reimburse the Managers and their Affiliates for the actual cost of goods and materials used for or by the Company.

5.11 Limited Liability of Managers. No Manager will be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, solely by reason of being a Manager of the Company.

5.12 Liability for Performance of Duties; Duty of Care.

(a) The Managers shall perform their managerial duties in good faith, in a manner that they reasonably believe to be in the best interests of the Company and its Members, and with such care, including reasonable inquiry, as an ordinarily prudent person in the same position would exercise in similar circumstances. A Manager who so performs the duties of Manager shall not incur any liability or monetary damages to the Company or to any Member by reason of being or having been a Manager of the Company for any loss or damage sustained by the Company or any Member. The Company shall indemnify, defend, and hold the Managers, and each of them, harmless from and against any and all losses, costs, damages, and expenses arising from any act performed by the Manager within the scope of authority conferred on the Managers by this Agreement, unless the loss or damage was the result of fraud, deceit, gross negligence, reckless or intentional misconduct, or a knowing violation of law by the Manager.

(b) In performing his duties, the Managers are entitled to rely upon information, reports, opinions, or statements made by or received from the following Persons or groups, unless the Manager is in the possession of information regarding the matter in question sufficient to render such reliance unwarranted and provided that the Manager act in good faith and after a reasonable inquiry when the need therefore is indicated by the circumstances:

(i) Any officer, employee, or other agent of the Company whom the Manager reasonably believe to be trustworthy and competent regarding the matters presented; or

(ii) Any attorney, independent accountant, or other professional with regard to matters which the Manager reasonably believe to be within such person's area of expertise or competence.

5.13 Duty of Loyalty. Subject to the provisions of Section 5.15, Manager owes the same duty of loyalty to the Company and the Members that a partner owes to the partnership and the partners of the partnership. Notwithstanding the foregoing, a Manager may engage in a specific transaction or act that would otherwise violate the duty of loyalty if a Majority Interest authorizes or ratifies such act or transaction after full disclosure to all Members of all material facts related to such act or transaction.

5.14 Continuing Fiduciary Duties. The Managers, and each of them, agree to safeguard the trade secrets and other confidential or proprietary information of the Company, and will not usurp such information or use it to the prejudice of the Company even after he or she no longer serves as a Manager for any reason. The Managers further agree to execute a confidentiality agreement or any other documents that the Company deems necessary or appropriate to document such Manager's agreement.

5.15 Transactions between the Company and a Manager. Notwithstanding that it may constitute a conflict of interest, the Managers may, and may cause their Affiliates to, engage in any transaction (including, without limitation, the purchase, sale, lease, or exchange of any property, or the lending of funds, or the rendering of any service, or the establishment of any salary, other compensation, or other terms of employment) with the Company so long as such transaction is not expressly prohibited by this Agreement, and so long as the terms and conditions of the transaction on an overall basis are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from Persons capable of similarly performing them and in similar transactions between parties operating at arm's length.

A transaction between a Manager or his, her, or its Affiliates, on the one hand, and the Company, on the other hand, is conclusively a transaction on terms and conditions, on an overall basis, fair and reasonable to the Company and at least as favorable to the Company as those generally available in a similar transaction between parties operating at arm's length if a Majority Interest having no interest in the transaction (other than their interest as Members) affirmatively vote or consent in writing to approve the transaction. Notwithstanding the foregoing, the Manager has no obligation, in connection with any transaction between the Company and the Manager or an Affiliate of the Manager, to seek the consent of the Members having no interest in the transaction.

5.16 Payments to Manager. Except as otherwise authorized in this Section or this Agreement, neither the Managers nor their Affiliates are entitled to remuneration for services rendered or goods provided to the Company. The Manager and their Affiliates will receive only the following payments:

(a) Services Performed by Manager or Affiliates. The Company will pay a Manager and his, her or its Affiliates for services rendered or goods provided to the Company to the extent that the Manager is not required to render the services or goods without charge to the Company, and to the extent that the fees paid to the Manager or Affiliates do not exceed the fees that would be payable to an independent responsible third party that is willing to perform the services or provide those goods.

(b) Expenses. The Company will reimburse the Manager and their Affiliates for the actual cost of goods and materials used for or by the Company. A Manager who incurs expenses for professional services required in connection with the formation of the Company and preparation of appropriate documentation shall be reimbursed for such expenses.

5.17 Limitation on Exposing Members to Personal Liability. Neither the Company nor the Manager nor any Member may take any action which will have the effect of exposing any Member of the Company to personal liability for the obligations of the Company, without first obtaining the consent of the affected Member.

5.18 Limited Liability of Manager. No Manager will be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, solely by reason of being a Manager of the Company.

5.19 Membership Interests of Manager. A Manager who holds a Membership Interest shall be entitled to all of the rights and privileges of a Member who is not a Manager, including, without limitation, the economic, voting, information, and inspection rights, unless otherwise provided in this Agreement.

5.20 Standard of Fiduciary Duty. Each Member recognizes that the statement of the fiduciary duties of the Managers as set forth in this Agreement are limited to those specifically herein set forth, and that such limitation may create a more restricted interpretation of the scope of such duties than would otherwise be applicable under Delaware law. Nevertheless, in order to reduce possible ambiguities and to eliminate potential litigation or other disputes arising out of such ambiguities, the Members consent to the more restricted definition of fiduciary duties set forth in this Agreement.

ARTICLE 6

ALLOCATIONS OF NET PROFITS AND NET LOSSES

6.1 Allocations of Net Profits and Net Losses.

(a) Allocations of Net Profits. After giving effect to the special allocations set forth in Section 6.2, Net Profits for each Fiscal Year shall be allocated to the Members or Economic Interest Owners in the following order and priority:

(i) First, to the extent of and in proportion to any Net Losses previously allocated to the Members or Economic Interest Owners, until the cumulative amount of Net Profits allocated to each Member or Economic Interest Owner under this Section 6.1(a)(i) equals the cumulative amount of Net Losses allocated to each Member or Economic Interest Owner under Section 6.1(c) and then Section 6.1(b)(ii).

(ii) Thereafter, pro rata, in accordance with the Percentage Interests of each Member or Economic Interest Owner.

(b) Allocations of Net Losses. After giving effect to the special allocations set forth in Section 6.2, Net Losses for each Fiscal Year shall be allocated to the Members and Economic Interest Owners in the following order and priority:

(i) First, to the extent of and in proportion to any Net Profits previously allocated to the Members or Economic Interest Owners until the cumulative amount of Net Losses allocated under this Section 6.1(b)(i) equals the cumulative amount of Net Profits allocated to such Member or Economic Interest Owner under Section 6.1(a)(ii); and

(ii) Thereafter, pro rata in accordance with Percentage Interests of the Members and Economic Interest Owners.

(c) Loss Limitation. Notwithstanding Section 6.1(b), loss allocations to a Member or Economic Interest Owner shall be made only to the extent that such loss allocations will not create or increase an Adjusted Capital Account Deficit for that Member or Economic Interest Owner. Any loss not allocated to a Member or Economic Interest Owner because of the foregoing provision shall be allocated to the other Members and Economic Interest Owners (to the extent the other Members and Economic Interest Owners are not limited in respect of the allocation of losses under this Section). Any loss reallocated under this Section shall be taken into account in computing subsequent allocations of income and losses pursuant to this Article, so that the net amount of any item so allocated and the income and losses allocated to each Member or Economic Interest Owner pursuant to this Article, to the extent possible, shall be equal to the net amount that would have been allocated to each such Member or Economic Interest Owner pursuant to this Article if no reallocation of losses had occurred under this Section.

6.2 Special Allocations.

(a) Minimum Gain Chargeback. Except as otherwise provided in Regulations Section 1.704-2(f) , if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member and Economic Interest Owner will be specially allocated items of Company income and gain for the Fiscal Year (and, if necessary, in subsequent Fiscal Years) in an amount equal to the portion of the Member's or Economic Interest Owner's share of the net decrease in Company Minimum Gain that is allocable to the disposition of Company property subject to a Nonrecourse Liability, which share of net decrease will be determined in accordance with Regulations Section 1.704-2(g)(2). Allocations will be made in proportion to the amounts required to be allocated to each Member and Economic Interest Owner under this Section. The items to be so allocated will be determined in accordance with Regulations Section 1.704-2(f) and 1.704-2(j). This Section is intended to comply with the minimum gain chargeback requirement contained in Regulations Section 1.704-2(f) and should be interpreted consistently.

(b) Chargeback of Minimum Gain Attributable to Member Nonrecourse Debt. Notwithstanding Section 6.1 of this Agreement, if there is a net decrease in Company Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Member and Economic Interest Owner who has a share of the Company Minimum Gain attributable to that Member Nonrecourse Debt (which share will be determined in accordance with Regulations Section 1.704-2(i)(5)) will be specially allocated items of Company income and gain for that Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that portion of the Member or Economic Interest Owner's share of the net decrease in Company Minimum Gain attributable to the Member Nonrecourse Debt that is allocable to the disposition of Company property subject to the Member Nonrecourse Debt (which share of the net decrease will be determined in accordance with Regulations Section 1.704-2(i)(4)). Allocations under this Section will be in proportion to the amounts required to be allocated to each Member and Economic Interest Owner under this Section. The items to be so allocated will be determined in accordance with Regulations

Section 1.704-2(i)(4) and 1.704-2(j). This Section is intended to comply with the Minimum Gain Chargeback requirement in Regulations Section 1.704-2(i)(4) and should be interpreted consistently.

(c) Nonrecourse Deductions. Notwithstanding Section 6.1, any Nonrecourse Deductions (as defined in Regulations Section 1.704-2(b)(1)) will be specially allocated to the Members and Economic Interest Owners in proportion to their Economic Interests.

(d) Member Nonrecourse Deductions. Notwithstanding Section 6.1, Member Nonrecourse Deductions will be specially allocated to the Member or Economic Interest Owner with the economic risk of loss for the Member Nonrecourse Debt to which the Member Nonrecourse Deductions are attributable under Regulation Section 1.704-2(i).

(e) Qualified Income Offset. Notwithstanding Section 6.1, if a Member or Economic Interest Owner unexpectedly receives any adjustments, allocations, or distributions described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), or any other event creates a deficit balance in a Member's or Economic Interest Owner's Capital Account in excess of the Member's or Economic Interest Owner's share of Company Minimum Gain, items of Company income and gain will be specially allocated to that Member or Economic Interest Owner in an amount and manner sufficient to eliminate the excess deficit balance as quickly as possible. Any special allocations of items of income and gain under this Section will be taken into account in computing subsequent allocations of income and gain under this Article so that the net amount of any item so allocated and the income, gain, and losses allocated to each Member and Economic Interest Owner under this Article to the extent possible, equals the net amount that would have been allocated to each Member and Economic Interest Owner under this Section if the unexpected adjustments, allocations, or distributions had not occurred.

(f) Gross Income Allocation. If any Member or Economic Interest Holder has a deficit Capital Account at the end of any Company Fiscal Year which is in excess of the sum of (i) the amount such Member or Economic Interest Holder is obligated to restore, if any, pursuant to any provision of this Agreement, and (ii) the amount such Member or Economic Interest Holder is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of income and gain in the amount of such excess as quickly as possible; provided that an allocation pursuant to this Section 6.2(f) shall be made only if and to the extent that a Member or Economic Interest Holder would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Section 6.2 have been tentatively made as if Section 6.2(e) and this Section 6.2(f) were not in this Agreement.

(g) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as the result of a distribution to a Member or Economic Interest Holder in complete liquidation of his, her or its interest, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members or Economic Interest Holder in accordance with their interests in the Company in the event Regulation Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member or Economic Interest Holder to whom such

distribution was made in the event Regulation Section 1.704-1(b)(2)(iv)(m)(4) applies.

6.3 Tax Allocations.

(a) General Tax Allocations. Except as otherwise provided in this Agreement, to the extent possible every item of Company income, gain, loss, deduction, or credit will be allocated for income tax purposes to each Member and Economic Interest Owner in accordance with the allocation of Net Profits and Net Losses for book accounting purposes.

(b) Contributed Property. In accordance with Code Section 704(c) and the Regulations, income, gain, loss and deduction from any property contributed to the capital of the Company will, solely for tax purposes, be allocated among the Members and Economic Interest Owners so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its initial Gross Asset Value.

In the event the Gross Asset Value of any Company asset is adjusted, subsequent allocations of income, gain, loss and deduction with respect to that asset will take into account any variation between the adjusted basis of the asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations.

The Managers will make any elections or other decisions relating to tax allocations in a manner that reasonably reflects the intention of this Agreement. Allocations under this Section 6.3(b) are solely for federal, state, and local taxes and will not affect, or be taken into account in computing, any Person's Capital Account or share of Net Profits, Net Losses, other items or distributions under this Agreement.

6.4 Allocation of Net Profits and Losses and Distributions in Respect of a Transferred Interest. If any Economic Interest is transferred, or is increased or decreased by reason of the admission of a new Member or otherwise, during any Fiscal Year of the Company, each item of income, gain, loss, deduction, or credit of the Company for that Fiscal Year will be assigned pro rata to each day in the particular period to which the item is attributable (i.e., the day on or during which it is accrued or otherwise incurred) and the amount of each item so assigned to any day will be allocated to the Member or Economic Interest Owner based upon his, her or its respective Economic Interest at the close of that day. However, for accounting convenience and simplicity, the Company will treat a transfer of, or an increase or decrease in, an Economic Interest which occurs at any time during a calendar month as having been consummated on the last day of that month, regardless of when during the month it actually occurs. Notwithstanding any provision above to the contrary, gain or loss of the Company realized in connection with a sale or other disposition of any of the assets of the Company will be allocated solely to the parties owning Economic Interests as of the date the sale or other disposition occurs.

6.5 Intent of Allocations. The tax allocation provisions of this Agreement are intended to produce final Capital Account balances of the Members and Economic Interest Owners that will be equal to (in the same order and priority) liquidating distributions distributed under Section 7.1. To the extent that the tax allocation provisions of this Agreement would not produce such final Capital Account balances, (1) such provisions shall be amended by the Members if and to the extent necessary to produce such result and (2) taxable income or taxable loss of the Company for prior open years (or items of gross income and deduction of the Company) shall be reallocated among the Members and Economic Interest Owners to the extent it is not possible to achieve such

result with allocations of income (including gross income) and deduction for the current year and future years. This Section shall control notwithstanding any reallocation or adjustment of taxable income, taxable loss, or items thereof by the Internal Revenue Service or any other tax authority.

6.6 Obligations of Members to Report Allocations. The Members are aware of the income tax consequences of the allocations made by this Article and are bound by the provisions of this Article in reporting their shares of Company income and loss for income tax purposes.

ARTICLE 7

DISTRIBUTIONS

7.1 Distribution of Cash by the Company. Subject to Applicable Law and any limitations in this Agreement, the Managers may, from time to time, at their sole discretion, distribute Distributable Cash to the Members and Economic Interest Owners in proportion to their Percentage Interests. All distributions will be made only to the Persons who, according to the books and records of the Company, are the holders of record of the Membership Interests or Economic Interests in respect of which such distributions are made on the actual date of distribution. Neither the Company nor any Manager will incur any liability for making distributions in accordance with this Section.

7.2 Form of Distribution. A Member or Economic Interest Owner, regardless of the nature of his, her or its Capital Contribution, has no right to demand and receive any distribution from the Company in any form other than money. No Member or Economic Interest Owner may be compelled to accept from the Company a distribution of any asset in kind in lieu of a proportionate distribution of money being made to other Members and Economic Interest Owners. Except upon a dissolution and the winding up of the Company, no Member or Economic Interest Owner may be compelled to accept a distribution of any asset in kind.

7.3 Return of Distributions. Except for distributions made in violation of the Act or this Agreement, no Member or Economic Interest Owner will be obligated to return any distribution to the Company or pay the amount of any distribution for the account of the Company or to any creditor of the Company. The amount of any distribution returned to the Company by a Member or Economic Interest Owner or paid by a Member or Economic Interest Owner for the account of the Company or to a creditor of the Company will be added to the account or accounts from which it was subtracted when it was distributed to the Member or Economic Interest Owner.

7.4 Tax Withholding. If any federal, foreign, state or local jurisdiction requires the Company to withhold taxes or other amounts with respect to any Member's allocable share of Net Profits, taxable income or any portion thereof, or with respect to distributions, or if the Company otherwise incurs a tax liability attributable to a Member, the Company shall withhold from distributions or other amounts then due to such Member (or shall pay to the relevant taxing authority with respect to amounts allocable to such Member) an amount necessary to satisfy the withholding or other such tax responsibility. In such a case, the Member for whom the Company has paid the withholding or such other tax shall be deemed to have received the withheld distribution or other amount so paid, and to have paid the withholding or such other tax directly.

If it is anticipated that at the due date of the Company's withholding obligation the Member's share of cash distributions or other amounts due is less than the amount of the withholding obligation, the Member to which the withholding obligation applies shall have the

option to pay to the Company the amount of such shortfall. In the event a Member fails to make such payment and the Company nevertheless pays the full amount to be withheld, the amount paid by the Company shall be deemed a recourse loan from the Company to such Member bearing interest at the lower of the Prime Rate or the maximum rate permitted by law, and the Company shall apply all distributions or payments that would otherwise be made to such Member toward payment of the loan and interest, which payments or distributions shall be applied first to interest and then to principal until the loan is repaid in full.

Each Member agrees to cooperate fully with the Company's efforts to comply with the Company's tax withholding and information reporting obligations and agrees to provide the Company with such information as the Company may reasonably request from time to time in connection with such obligations.

ARTICLE 8

TRANSFER AND ASSIGNMENT OF INTERESTS

8.1 Parties. In the future, any properly admitted additional Member or permitted individual transferee of such Members who are substituted as Members will be considered to be the Members despite any community property or other proprietary interest of their respective spouses and regardless of the form of record title whether held together with such spouse in their individual names or in the name of a revocable trust established by or for the benefit of such Members. Accordingly, it is the intention of the Members and their spouses that any buy-out of a Member's interest provided for in this Agreement will take place only on the occurrence of an Event of Divorce, Dissociation Event or resignation or withdrawal affecting such a Member, and not upon such an event affecting such Member's spouse unless such spouse is a Member.

8.2 Transfer and Assignment of Interests. Except as otherwise provided in this Article, a Member may not transfer, assign, convey, sell, or encumber or in any way alienate all or any part of that Member's Membership Interest, whether voluntarily, involuntarily or by operation of law, and any attempt to undertake any such act without compliance with the provisions of this Agreement shall be null and void and have no force or effect. Until the transferee of all or any portion of the Membership Interest is admitted as a substitute Member under Section 8.4, the transferee is only entitled to become an Economic Interest Owner. After the consummation of any transfer of all or any part of a Membership Interest, the transferred Membership Interest continues to be subject to the terms and provisions of this Agreement and any further transfers must comply with all the terms and provisions of this Agreement.

8.3 Restrictions on Transfer of Interests. In addition to other restrictions found in this Agreement, no Member may transfer, assign, convey, sell, encumber or in any way alienate all or any part of his, her or its Membership Interest: (i) without compliance with the Securities Act of 1933, as amended ("Securities Act"), or any other applicable securities laws, and (ii) if the Membership Interest to be transferred, assigned, sold or exchanged, when added to the total of all other Membership Interests sold or exchanged in the preceding twelve (12) consecutive months, would cause the termination of the Company under the Code, as determined by the Managers, unless consented to by a Majority Interest. In addition, no holder of Units acquired in a public offering implemented and managed over a platform meeting the requirements of Section 4(a)(6) of the Securities Act and Regulation CF promulgated thereunder (a "CF Platform") may transfer the subject Units except in compliance with the requirements of such CF Platform. Any transfer

in violation of this Section is null and void and the purported transferee is not a Member or an Economic Interest Owner.

8.4 Substitution of Members. A transferee of a Membership Interest has the right to become a substitute Member only if:

(a) the securities and tax requirements of Section 8.3 are met;

(b) the transferee executes an instrument satisfactory to the Managers accepting and adopting the terms and provisions of this Agreement;

(c) the transferee executes or causes to be executed additional documents that the Managers deem necessary or appropriate including, without limitation, a Consent of Spouse, in substantially the form and content of Schedule C attached hereto, in the Managers' sole and absolute discretion;

(d) the transferee pays any reasonable expenses in connection with his, her or its admission as a new Member, as determined by the Managers; and

(e) the Managers consent to the substitution of the transferee as a substitute Member, which vote or consent may be withheld or delayed in their sole and absolute discretion.

The admission of a substitute Member does not release the assigning Member from any liability that the Member may have to the Company. The Managers will amend this Agreement to reflect the admission of a substitute Member under this Section and that amendment will not require the further vote or approval of the Members.

8.5 Transfers to Certain Family Members and Affiliates. Notwithstanding anything to the contrary contained herein, the Membership Interest of any Member may be transferred, subject to compliance with Sections 8.3 and 8.4 (other than 8.4(e)), by the Member by gift, sale, inheritance, or distribution (from a Member that is a trust) to (i) any other Member or to any parent, spouse (other than as a result of an Event of Divorce), sibling, lineal ancestor or lineal descendant of a Member or to a trust or other entity establish for the benefit of any of the aforementioned group; (ii) the grantor of a Member that is a trust or to any parent, sibling, or lineal descendant of the grantor of a Member that is a trust or to a trust for any of the aforementioned group; (iii) a trust to provide income to a spouse so long as the remainder interest is to pass to any of the aforementioned group and the trust prohibits any distribution of its ownership interest in the Company to such spouse, or (iv) if the Member is a corporation, partnership or limited liability company, such Member's shareholders, partners, members or retired partners or members as part of a *bona fide* distribution or dividend or to an Affiliate of Member (each a "Permitted Transfer"). Each Member agrees that, in executing this Agreement, (a) such Member consents to any Permitted Transfer, (b) the transferee under this Section is an Economic Interest Owner until becoming a substitute Member under Section 8.4, and (c) no consent of the Managers shall be required for such transfer. Within ten (10) days of after consummation of a transfer under this Section 8.5, the transferring Member shall provide the Company with written notice of the transfer and with the name and contact information for the transferee. Notwithstanding anything to the contrary in this Section and Section 8.4, a transferee of a Membership Interest who is already a Member or a trust for the benefit of a Member automatically becomes a substitute Member with respect to the transferred Membership Interest.

8.6 Effective Date of Transfers. The transfer of all or any portion of a Membership Interest is effective when the requirements of Sections 8.3 and 8.4 are met. Any transferee of a Membership Interest takes subject to the restrictions on transfer imposed by this Agreement.

8.7 Rights of Legal Representatives. If a Member, who is an individual, dies or is adjudged by a court to be incompetent to manage the Member's person or property, the Member's legal representative may exercise all of the Member's rights, including any power that the Member has under the Certificate of Formation or this Agreement to give an assignee the right to become a Member. If a Member is an entity and is dissolved or terminated, its legal representative or successor may exercise the powers of the Member.

8.8 Option to Purchase Membership Rights. Upon and contemporaneously with any transfer, assignment, conveyance or sale (whether arising out of an attempted charge upon that Member's Economic Interest by judicial process, a foreclosure by a creditor of the Member or otherwise) of a Member's Economic Interest (or portion) which does not at the same time transfer the balance of the rights associated with the Membership Interest of the transferring Member (including, without limitation, the rights of the Member to vote or participate in the management of the business, property and affairs of the Company), the Company, in the sole discretion of the Managers, has the option to purchase from the Member, and if exercised, the Member must sell to Company for a purchase price of $100, all remaining rights and interests retained by the Member that immediately before the transfer, assignment, conveyance or sale were associated with the transferred Economic Interest. The Managers, in their sole discretion, may assign this option to any Member. Such purchase and sale will not release the Member from any liability to the Company as a Member nor result in a forfeiture of the Economic Interest. Each Member acknowledges and agrees that the option granted to the Company to purchase all remaining rights and interests retained by a Member who transfers his, her or its Economic Interest (or portion) which does not at the same time transfer the balance of the rights associated with the Membership Interest is not unreasonable under the present circumstances.

8.9 Right of First Refusal. Each time a Member or Economic Interest Owner ("Transferor") proposes to transfer, assign, convey, sell, gift, encumber or in any way alienate all or any part of his, her or its Interest (or as required by operation of law or other involuntary transfer to do so), other than transfers described in Section 8.5, the Transferor must first offer the Interest to the Company as follows:

(a) The Transferor must deliver a written notice to the Company stating (i) Transferor's bona fide intention to transfer the Interest, (ii) the name and address of the proposed transferee, (iii) the Interest to be transferred, and (iv) the purchase price (including non-cash consideration) and terms of payment for the proposed transfer.

(b) Within 30 days after the later of (i) receipt of the notice described above or, (ii) receipt of notice of determination of the purchase price under Section 8.9(d), if applicable, the Company (or an assignee of Company) may elect to purchase such Interest by giving written notice to the Transferor within 10 days after such thirty (30) day period.

(c) Subject to Section 8.9(d), if Company elects to purchase the Interest, it must do so within 90 days after receipt of the notice described in Section 8.9(a) at the price and under the terms of payment designated in such notice. If the notice provides for the payment of non-cash consideration, the Company (or its assignee) may elect to pay the consideration in cash equal

to the good faith estimate of the present fair market value of the non-cash consideration offered, as determined by the Managers.

(d) Notwithstanding anything to the contrary contained herein, if the Transferor proposes to transfer, alienate or encumber an Interest (or such a result occurs by operation of law) in such a manner that there is no consideration (including non-cash consideration) for the proposed transfer or encumbrance, then (i) the purchase price will be determined under the appraisal mechanism set forth in Section 11.3, and (ii) the payment and other terms of purchase will be in accordance with Sections 11.5 through 11.7. For purposes of this Section, references in Section 11.3 and in Sections 11.5 through 11.7, inclusive, to the Former Member and Remaining Members are deemed to refer to the Transferor and the non-transferring Members respectively.

(e) If the Company elects not to purchase or obtain all of the Interest pursuant to the options set forth above, then the Transferor may transfer all of the Interest to the proposed transferee, providing the transfer (i) is completed within 30 days after the expiration of the Company's right to purchase, and (ii) is made on terms no less favorable to the Transferor than as designated in the notice referred to in Sections 8.9(a), and (iii) the requirements of Sections 8.3 and 8.4 relating to consent of Managers or the Members, securities and tax matters are met. If the Interest is not so transferred, the Transferor must give notice in accordance with this Section prior to any other or subsequent transfer of the Interest.

8.10 Dissolution of Marriage. In the event of any dissolution of marriage of any married Member (other than Robert Lloyd and Karen E. Steadman) decreed by a court, the Membership Interest will be allocated and distributed between the Member ("Divorced Member") and his or her spouse according to the court order or agreement, assignment, stipulation or otherwise ("Event of Divorce"); provided, however, that (i) no spouse may become a Member of the Company by virtue of an Event of Divorce; (ii) the spouse may only become an Economic Interest Owner; (iii) as between the Divorced Member and the spouse, if the Divorced Member retains a Membership Interest in the Company following the transfer of an Economic Interest to the spouse, the Divorced Member will continue to have the exclusive right and authority to act as a Member with respect to the Economic Interest allocated or distributed to the spouse; (iv) if the Divorced Member transfers the entire Membership Interest in the Company to the spouse, then neither the Divorced Member nor the spouse has any rights or authority to act as a Member and the Company has an option to purchase, under Section 8.8, the balance of the rights associated with the Membership Interest not transferred to the spouse (including, without limitation, the rights of a Member to vote or participate in the management of the business, property and affairs of the Company); and (v) any action, consent or approval taken or given, or any document or instrument executed by the Member on his or her own behalf (and on behalf of the spouse as an Economic Interest Owner), are binding on such Member and the spouse, and the other Members and any third party can rely on that action.

Notwithstanding anything to the contrary, an Event of Divorce is a transfer for purposes of Section 8.9 of that portion of the Divorced Member's Membership Interest allocated and distributed to the spouse. The Company and the non-transferring Members have the right to purchase the Economic Interest transferred to the spouse *plus* all right and authority to act as a Member with respect to such Economic Interest (notwithstanding Sections 8.10(iii) and 8.10(iv) above), and all terms and conditions of Section 8.9 apply, except that (i) the purchase price is the value of the Membership Interest stipulated, agreed to or established in the settlement agreement, court order, or consent, whichever is applicable, or if none, the price agreed to by and among the

purchasing party(ies), the Divorced Member and his or her spouse; provided, that, if the parties cannot agree, the purchase price shall be determined by the appraisal mechanism set forth in Section 11.3, and (ii) the purchase price will be paid in cash.

8.11 Indebtedness. In the event of any sale of a Membership Interest under this Agreement, if upon closing of the sale the seller of the Membership Interest will no longer own any Membership Interest in the Company, any indebtedness owed to the selling Member by the Company (other than indebtedness relating to the sale of the Membership Interest), and any indebtedness owed by the selling Member to the Company, must be paid in cash.

ARTICLE 9

MANDATORY SALE

9.1 Mandatory Sale. If holders of more than 50% of the Series A Common Units ("Dragging Members") elect to sell their Membership Interests to a Person or Persons, other than an existing Member or an Affiliate of any existing Member, who wishes to purchase all of the Interests of the Company ("Proposed Transferee") in an arm's length transaction (a "Drag-Along Sale"), then each other Interest Holder (each a "Drag-Along Member") will sell all of his, her, or its Interests in the Company on the same terms and conditions approved by the Dragging Members and will undertake no action to bar, limit, interfere or stop the consummation of the closing of the transaction, so long as the consideration received by each Interest Holder in the transaction is on the same terms and conditions and at the same price per equivalent Interest.

9.2 Procedure. A Manager shall deliver written notice of the offer to acquire the Interests to each Drag-Along Member setting forth the consideration, the identity of the Proposed Transferee, and the other terms and conditions of the offer. The Manager will notify each Drag-Along Member reasonably in advance of any negotiations with the Proposed Transferee with respect to representations, warranties and indemnities in connection with the sale or exchange if such Drag-Along Member will be required to sign an agreement with respect to such representations, warranties or indemnities to effect the transaction, and in all events the representations, warranties and indemnities applicable to such Drag-Along Member will not be more onerous than those applicable to the Dragging Members.

9.3 Cooperation. Each Drag-Along Member shall take all actions as may be reasonably necessary to consummate the Drag-Along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Members, but subject to Section 9.2, Without limiting the generality of the foregoing, if requested, and subject to Section 9.2, each Drag-Along Member shall execute the applicable purchase agreement, and make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Members make or provide in connection with the Drag-Along Sale; *provided*, that each Drag-Along Member shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the applicable Units, authorization, execution and delivery of relevant documents, enforceability of such documents against the Drag-Along Member, and other matters relating to such Drag-Along Member, but not with respect to any of the foregoing with respect to any other Members or their Units; *provided, further*, that all representations, warranties, covenants and indemnities shall be made by the Dragging Members and each Drag-Along Member severally and not jointly and any

indemnification obligation shall be *pro rata* based on the consideration received by the Dragging Members and each Drag-Along Member, in each case in an amount not to exceed the aggregate proceeds received by the Dragging Members and each such Drag-Along Member in connection with the Drag-Along Sale.

9.4 Mandatory Vote. If the Drag-Along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company and the Company subsidiaries or as a merger, consolidation, recapitalization, or reorganization of the Company or other transaction requiring the consent or approval of the Members, then notwithstanding anything to the contrary in this Agreement (including Section 4.10), each Drag-Along Member shall vote in favor of the transaction and otherwise consent to and raise no objection to such transaction, and shall take all actions to waive any dissenters', appraisal or other similar rights that it may have in connection with such transaction. The Distribution of the aggregate consideration of such transaction shall be made in accordance with Section 14.5.

9.5 Effect on Other Provisions. The provisions of this Article take precedence over and supersede the right of first refusal contained in Section 8.9.

ARTICLE 10

CO-SALE FOR SERIES A MEMBERS

10.1 Right to Participate. If holders of more than 50% of the Series A Common Units (the "Selling Majority") elect to sell all of their Membership Interests to a Person ("Co-Sale Transferee") other than an existing Member, or a transferee permitted under Section 8.5, in one or more arm's length transactions in a twelve (12) consecutive month period (a "Sale"), and the right of first refusal set forth in Section 8.9 is not exercised with respect to such Membership Interest, each Series A Member has the right (the "Co-Sale Right") to participate in the proposed Sale, subject to the terms and conditions set forth in this Article.

10.2 Participation Procedure. If the non-transferring Members and the Company do not notify the Manager of their desire to exercise their right of first refusal under Section 8.9 with respect to the entire Interest within thirty (30) days of receipt of the transfer notice, the Manager shall send a notice (the "Co-Sale Notice") to each of the other Interest Holders setting forth, in reasonable detail, the terms of the proposed Sale. Interest Holders may exercise their Co-Sale Right by delivering to the Manager, with a copy to the Company, no later than thirty (30) days after delivery of the Co-Sale Notice, (i) written notice of his or its intention to participate in the proposed Sale, specifying the amount of Interests such Interest Holders desire to sell, and (ii) one or more assignments transferring the number of Percentage Interests which such Member elects to sell hereunder. The amount of Percentage Interests an Interest Holder is entitled to sell pursuant to this Article is equal to the amount of Percentage Interests offered in the Sale by the Selling Majority multiplied by such Interest Holder's respective Percentage Interests. To the extent that one or more Interest Holders exercise such Co-Sale Rights, the number of Percentage Interests the selling Member(s) may sell in the Sale shall be correspondingly reduced on a pro rata basis. The proceeds from the sale shall be allocated among the selling Interest Holders, taking into account only those Interests sold in the Sale.

10.3 Transfer of Membership Interest. In order to participate in the Sale, the Interest Holder who exercises the Co-Sale Right, shall enter into the same form of purchase agreement as the Selling Majority and shall comply with all the provisions thereof. The Manager shall transfer

the assignments of Interests to the proposed Transferee in consummation of the Sale pursuant to the terms and conditions specified in the Co-Sale Notice, and the Manager shall concurrently therewith remit to each other Member that portion of the sale proceeds to which such other Member is entitled by reason of his participation in such Sale.

10.4 Qualified Participation. If the Co-Sale Transferee desires to purchase a number of Percentage Interests other than the amount originally offered, the amount that the Co-Sale Transferee desires to purchase shall be substituted for the purposes of determining the number of Percentage Interests each Member shall be entitled to sell pursuant to Section 10.2. To the extent that a Member has elected to participate in the Sale and the Co-Sale Transferee refuses to purchase the Interest of such Member, the Selling Majority may not sell any of their respective Interests to the Co-Sale Transferee unless and until, simultaneously with such Sale, the Selling Majority purchases on a pro rata basis that portion of Interest from such Member that such Member could sell to the Co-Sale Transferee in accordance with this Section. Such purchase shall be on the same terms and conditions provided in Section 10.2.

10.5 Continuing Rights. The exercise or non-exercise of the right to participate hereunder shall not adversely affect an Interest Holder's right to participate in subsequent sales by the same or other Member pursuant to this Article.

ARTICLE 11

CONSEQUENCES OF RESIGNATION OR WITHDRAWAL OR DISSOCIATION EVENT OF MEMBER

11.1 Dissociation. The occurrence of a Dissociation Event does not dissolve the Company, and the business of the Company will continue without further vote or act of the Members. In the event of a Dissociation Event, the Former Member's Membership Interest shall be subject to the optional purchase rights under Sections 11.3 through 11.7 unless the Dissociation Event results in a transfer permitted under Section 8.5. Upon the occurrence of a Dissociation Event (other than the death of a Member), the Member subject to such event shall be deemed to be in material breach of this Agreement which entitles the Company to pursue any and all of its legal remedies against the breaching Member.

11.2 Resignation or Withdrawal. Upon the resignation or withdrawal of a Series A Member, with or without consent of the Managers, the Remaining Members may elect to purchase the Former Member's Interest under the terms in this Article, or if the Remaining Members do not purchase all of the Former Member's Interest, then the Company may purchase any remaining interest. If the Remaining Members do not elect to purchase the interest of a resigning or withdrawing Series A Member, the Former Member's Membership Interest shall become an Economic Interest as provided in Section 4.6; provided, however, that any purchase of the Former Member's Membership Interest under this Article 11 will result in a purchase of the entire Membership Interest (and not just an Economic Interest). In addition, if a Member withdraws from the Company without the consent of the Managers, the Member subject to such event shall be deemed to be in material breach of this Agreement which entitles the Company to pursue any and all of its legal remedies against the breaching Member.

11.3 Purchase Price. In the event of the resignation or withdrawal of a Series A Member, the Company and the Former Member or the Former Member's legal representative

will set the purchase price ("Purchase Price") for the Former Member's Interest by mutual agreement. If the parties cannot agree within 30 days of the event triggering the obligation to purchase or sell, then the Purchase Price of the Former Member's Interest will be determined by appraisal. Within 15 days following the expiration of the 30-day period, the Company and the Former Member or the Former Member's legal representative will agree on an independent appraiser to give an opinion as to the value of the Former Member's Interest. If the parties cannot agree on one appraiser, the matter will be submitted to a JAMS arbitrator to select the appraiser.

The decision of the appraiser is final, conclusive, and binding on all parties. The Managers will notify all the Remaining Members of the Purchase Price within 10 days after the Purchase Price is determined under this Section. The Former Member and the Company shall each pay one-half of all reasonable and proper costs and expenses of the appraisals; provided, however, that each party will bear his, her or its respective attorneys' fees incurred in connection with the appraisal procedure. The Members intend that all of the appraisers, however appointed, will be qualified by profession or experience to make the evaluation required. Also, the Members intend that any appraisal of a Former Member's Interest in the Company take into consideration all appropriate discounts, including, but not limited to, lack of control and/or lack of marketability.

11.4 Notice of Intent to Purchase. Within 30 days after the Remaining Members have been notified of the Purchase Price of the Former Member's Interest determined in accordance with Section 11.3, each Remaining Member must notify the Managers, the other Remaining Members and the Former Member in writing of his, her or its desire to purchase a portion of the Former Member's Interest. The failure of any Remaining Member to submit a notice within the applicable period constitutes an election on the part of the Member not to purchase any of the Former Member's Interest. Each Remaining Member so electing to purchase will be entitled to purchase a portion of the Former Member's Interest in the same proportion that the Percentage Interest of the Remaining Member bears to the aggregate of the Percentage Interests of all of the Remaining Members electing to purchase the Former Member's Interest. If any Remaining Member elects to purchase none or less than all of his, her, or its pro rata share of the Former Member's Interest, then the Remaining Members can elect to purchase more than their pro rata share by giving written notice to the Managers, the Remaining Members and the Former Member within 10 days after the end of the 30 day period set forth above; provided, that each Member will be entitled to purchase an additional share of the Former Member's Interest in the same proportion that the Percentage Interest of that Member bears to the aggregate of the Percentage Interests of all of the Members electing to purchase an additional share. If the Remaining Members fail to give notice of intent to purchase all of the Former Member's Interest, then the Company may purchase any remaining share of such interest by giving written notice to the Former Member within 10 days after the aggregate 40-day period described above. If the Remaining Members and the Company fail to purchase the entire interest of the Former Member, any remaining share of the Former Member's Interest will become an Economic Interest in accordance with Section 4.6.

11.5 Payment of Purchase Price. The Purchase Price will be paid by the Company or the Remaining Members, as the case may be, by either of the following methods, each of which may be selected separately by the Company or the Remaining Members in their sole and absolute discretion:

(a) The Company or the Remaining Members will, at the closing, pay in cash their respective portion of the total Purchase Price for the Former Member's Interest; or

(b) The Company or the Remaining Members will, at the closing, pay one-fifth of their respective portion of the Purchase Price, and the balance of their respective portion of the Purchase Price will be paid in four equal annual principal installments, plus accrued interest, payable each year on the anniversary date of the closing. The unpaid principal balance will accrue interest at the current applicable federal rate as provided in the Code for the month in which the initial payment is made, but the Company and the Remaining Members have the right to prepay in full or in part at any time without penalty. The obligation to pay the balance due will be evidenced by a promissory note, and if purchased by a Remaining Member, secured by a pledge of the Membership Interest being purchased.

11.6 Closing of Purchase of Former Member's Interest. The closing for the sale of a Former Member's Interest under this Article will be held at the principal office of the Company no later than 90 days after the expiration of the time periods set forth in Section 11.4, except that if the closing date falls on a Saturday, Sunday, or a federal legal holiday, then the closing will be held on the next business day. At the closing, the Former Member or the Former Member's legal representative will deliver to the Company or the Remaining Members an instrument of transfer (containing warranties of title and no encumbrances) conveying the Former Member's Interest. The Former Member or the Former Member's legal representative, the Company and the Remaining Members will do all things and execute and deliver all papers necessary to fully consummate the sale and purchase in accordance with this Agreement.

11.7 Purchase Terms Varied by Agreement. Nothing in this Agreement prohibits Members from agreeing on other terms and conditions for the purchase by the Company or any Member of the Membership Interest of any Member desiring to retire, withdraw or resign, in whole or in part, as a Member.

11.8 Noncompetition.

(a) Prohibited Activities. For so long as a Member owns Series A Common Units, and for a period of two (2) years after the transfer, pursuant to either Article 8 or Article 11, of all of the Class A Common Units held by the Member, the Member will not:

(i) Enter, directly or indirectly, into the employment of, or render, directly or indirectly, any services (whether as a director, officer, agent, representative, independent contractor, consultant or advisor or any other similar relationship or capacity), to any Person in the business of professional or semi-professional leagues or teams for the sport of Ultimate (such person or activities is referred to as a "Competitor"), or which otherwise competes directly with, or carries on a substantially similar business to, the business carried on by the Company as of the date of the transfer in the counties (and all cities located therein), or states within the United States in which the Company carries on its business as of the date of the transfer (the "Territory"), whether such business is carried on by the Company or by a successor or assign in any part of the Territory;

(ii) Engage, directly or indirectly, in any such business in the Territory as Competitor;

(iii) Become interested, directly or indirectly, in any such Competitor as

an individual, proprietor, franchisee, partner, joint venturer, stockholder, principal, member, investor, trustee or any other similar other relationship or capacity;

(iv) Directly or indirectly, by sole action or in concert with others, solicit, induce or influence, or seek to solicit, induce or influence, any Person who is engaged by the Company as an employee, agent, independent contractor or otherwise at the time of the transfer, to leave the employ of the Company or any successor or assign; or

(v) Directly or indirectly, by sole action or in concert with others, solicit, induce or influence, or seek to solicit, induce or influence, any customer or client of the Company during the twelve (12) calendar months immediately preceding the date of transfer of the Membership Interest.

Each Series A Member further agrees that he, she, or it shall not use, divulge, furnish or make accessible to any Person (other than at the written request of the Company) any secret, confidential or proprietary knowledge or information of the Company, including, but not limited to, any trade secrets, financial information, customer or client lists, marketing methods, data, properties, specifications, personnel, organization or internal affairs of the Company.

(b) Separate Covenants. The agreements contained in Section 11.8(a) shall be construed as a series of separate covenants, one for each United States county within the Territory

(c) Intent; Severability. The Members intend that Section 11.8(a) satisfy the terms of, and be enforceable in accordance with applicable state law. The Members recognize that the territorial and time restrictions set forth herein are reasonable, not burdensome, and are properly required for the adequate protection of the Company and its Members. If such territorial or time restrictions or any other provision contained herein shall be deemed to be illegal, unenforceable or unreasonable by a court of competent jurisdiction, each Series A Member agrees and submits to the reduction of such territorial or time restriction or other provision to such an area or period as such court shall deem reasonable.

(d) Injunctive Relief. Each Member acknowledges that (i) the covenants and the restrictions contained in Section 11.8(a) are a material factor to such Member's execution of this Agreement and are necessary and required for the protection of the Company; (ii) such covenants relate to matters that are of a special, unique and extraordinary character that gives each of such covenants a special, unique and extraordinary value; and (iii) a breach of any of such covenants will result in irreparable harm and damages to the Company in an amount difficult to ascertain and which cannot be adequately compensated by a monetary award. Accordingly, in addition to any of relief to which the Company may be entitled at law or in equity, the Company shall be entitled to temporary and/or permanent injunctive relief from any breach or threatened breach by a Series A Member of the provisions of Section 11.8(a) without proof of actual damages that have been or may be caused to the Company by such breach or threatened breach.

ARTICLE 12

ACCOUNTING, RECORDS, REPORTING BY MEMBERS

12.1 Books and Records. The books and records of the Company will be kept, and the financial position and the results of its operations recorded, in accordance with the accounting methods followed for federal income tax purposes. The books and records of the Company will

reflect all the Company transactions and will be appropriate and adequate for the Company's business. The Company will maintain at its principal office all of the following:

(a) A current and past list of the full name and last known business or residence address of each Member and Economic Interest Owner set forth in alphabetical order, together with the Capital Contributions, Capital Account and Percentage Interest of each Member and Economic Interest Owner;

(b) A current list of the full name and business or residence address of each Manager;

(c) A copy of the Certificate of Formation and any and all amendments together with executed copies of any powers of attorney under which the Certificate of Formation or any amendments to the Certificate of Formation have been executed;

(d) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years;

(e) A copy of this Agreement and any and all amendments together with executed copies of any powers of attorney under which this Agreement or any amendments to this Agreement have been executed;

(f) Copies of the financial statements of the Company, if any, for the six most recent Fiscal Years; and

(g) The Company's books and records as they relate to the internal affairs of the Company for at least the current and past four Fiscal Years.

12.2 <u>Delivery to Members and Inspection</u>.

(a) Upon the request of any Member holding five percent (5%) or more of the Common Units of the Company (each, a "Qualified Member"), for purposes reasonably related to the interest of that Person as a Member, the Managers will promptly deliver to the requesting Qualified Member, at the expense of the Company, a copy of the information required to be maintained by Sections 12.1(a), 12.1(b) and 12.1(d).

(b) Each Qualified Member has the right, upon reasonable request related to the interest of the Person as a Member, to:

(i) inspect and copy during normal business hours any of the Company records described in Sections 12.1(a), inclusive; and

(ii) obtain from the Company, promptly after their becoming available, a copy of the Company's federal, state, and local income tax or information returns for each Fiscal Year.

(c) Any request, inspection or copying by a Qualified Member under this Section may be made by that Person or that Person's agent or attorney.

(d) The Managers will promptly furnish to a Member a copy of any amendment

to the Certificate of Formation or this Agreement executed by the Managers pursuant to a power of attorney from the Member.

12.3 Annual Financial Information.

(a) As soon as available, and in any event within one hundred twenty (120) days after the end of each Fiscal Year, the Company shall furnish to each Qualified Member reviewed financial statements, including a balance sheet as of the end of the Fiscal Year and reviewed statements of income, cash flows and Members' equity for such Fiscal Year, in each case setting forth in comparative form the figures for the previous Fiscal Year, accompanied by the certification of independent certified public accountants of recognized national standing selected by the Managers, certifying to the effect that, except as set forth therein, such financial statements have been prepared on a basis consistent with prior years, and fairly present in all material respects the financial condition of the Company as of the dates thereof and the results of their operations and changes in their cash flows and Members' equity for the periods covered thereby.

(b) The Managers will cause to be prepared at least annually, at Company expense, information necessary for the preparation of the Members' and Economic Interest Owners' federal and state income tax returns. The Managers will send or cause to be sent to each Member or Economic Interest Owner within ninety (90) days after the end of each taxable year the information necessary to complete federal and state income tax or information returns, and a copy of the Company's federal, state, and local income tax or information returns for that year.

12.4 Filings. The Managers, at Company expense, will cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Managers, at Company expense, will also cause to be prepared and timely filed, with appropriate federal and state regulatory and administrative bodies, amendments to, or restatements of, the Certificate of Formation and all reports required to be filed by the Company with those entities under the Act or other then current Applicable Laws, rules, and regulations. The Managers will cause any filings required under the Act to be filed with the Secretary of State. If a Manager required by the Act to execute or file any document fails, after demand, to do so within a reasonable period of time or refuses to do so, any other Manager or Member may prepare, execute and file that document.

12.5 Bank Accounts. The Managers will maintain the funds of the Company in one or more separate bank accounts in the name of the Company, and they will not permit the funds of the Company to be commingled in any fashion with the funds of any other Person.

12.6 Accounting Decisions and Reliance on Others. All accounting decisions, except as otherwise stated in this Agreement, will be made by the Managers. The Managers may rely upon the advice of the Company's accountants as to whether those decisions are in accordance with accounting methods followed for federal income tax purposes.

ARTICLE 13

PARTNERSHIP REPPRESENTATIVE AND AUDIT ELECTIONS

13.1 Appointment; Resignation. The Members hereby appoint Ultimate Xperience

Ventures, LLC, a California limited liability company, acting through its Tax Matters Partner or Partnership Representative, as applicable, as the "tax matters partner" (as defined in Section 6231 of the Code prior to its amendment by the Bipartisan Budget Act of 2015 (the "BBA")) (the "Tax Matters Partner") and, for tax years beginning or or after January 1, 2018, the "partnership representative" as provided in Code Section 6223(a), as amended by the BBA (the "Partnership Representative"). The Tax Matters Partner or Partnership Representative may resign at any time so long as there is another Member to act as the Tax Matters Partner or Partnership Representative. The Tax Matters Partner or Partnership Representative can be removed at any time by a vote of a Majority Interest, and shall resign if it is no longer a Member. In the event of the resignation or removal of the Tax Matters Partner or Partnership Representative, the Series A Members shall select a replacement Tax Matters Partner or Partnership Representative by the vote of a Majority Interest. If the resignation or removal of the Partnership Representative occurs prior to the effectiveness of the resignation or removal under applicable Treasury Regulations or other administrative guidance, the resignation or removal shall be effective upon the earliest date provided for in such Treasury Regulations or administrative guidance.

13.2 Tax Examinations and Audits. The Tax Matters Partner and Partnership Representative are each authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by Taxing Authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Tax Matters Partner and Partnership Representative shall each have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority.

13.3 BBA Elections.

(a) The Company shall not elect into the partnership audit procedures enacted under Section 1101 of the BBA (the "BBA Procedures") for any tax year beginning before January 1, 2018. To the extent permitted by Applicable Law and regulations, and subject to the annual approval of a Majority Interest on or before the date of filing the Partnership's tax return, the Partnership Representative, on behalf of the Company, shall annually elect out of the BBA Procedures for tax years beginning on or after January 1, 2018 pursuant to Code Section 6221(b), as amended by the BBA.

(b) For any year in which (i) a Majority Interest does not approve an election out of the BBA Procedures, or (ii) Applicable Law and regulations do not permit the Company to elect out of the BBA Procedures, the Partnership Representative shall promptly notify the Members of the receipt of a notice of final partnership adjustment and shall take such actions as directed by a Majority Interest in writing, including whether to (A) file a petition for readjustment in the Tax Court, federal district court, or the Court of Federal Claims, (B) cause the Company to pay the imputed underpayment under Code Section 6225, as amended by the BBA, or (C) make the election under Code Section 6226, as amended by the BBA.

(c) If a Majority Interest directs the Partnership Representative to cause the Company to pay the imputed underpayment under Code Section 6225, as amended by the BBA, (i) the Members shall take such actions as requested by the Partnership Representative, including,

without limitation, filing amended tax returns and paying any tax due under Code Section 6225(c)(2), as amended by the BBA, and (ii) the Company shall use commercially reasonable efforts to make any modifications available under Code Section 6225(c)(3), (4), and (5), as amended by the BBA.

(d) The Partnership Representative shall equitably apportion any imputed underpayment among the Members (including former Members) based on their interests in the Company for the year giving rise to the imputed underpayment. In determining each Member's share of an imputed underpayment, the Partnership Representative shall take into account (by reducing the amount of an underpayment apportioned to a Member) any modifications to the imputed underpayment attributable to a Member under Code Section 6225(c)(2), (3), (4), or (5), as amended by the BBA. The Partnership Representative shall seek payment from the Members (and former Members) for the amount of the imputed underpayment attributable to that Member or former Member, and each such Member agrees to pay such amount to the Company. Any such payment made by a Member shall not be treated as a capital contribution. Any amount not paid by a Member or former Member within thirty (30) days of a request by the Partnership Representative shall accrue interest at ten percent (10%) per annum. Any imputed underpayment amount paid by the Company and attributable to a Member (or former Member) shall be treated as a distribution to such Member (or former Member).

(e) Tax Returns and Tax Deficiencies. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign, or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member or former Member (including penalties, additions to tax or interest imposed with respect to such taxes, and any taxes imposed pursuant to Code Section 6226, as amended by the BBA) shall be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

13.4 Income Tax Elections. Except as otherwise provided herein, each of the Tax Matters Partner and Partnership Representative shall have sole discretion to make any determination regarding income tax elections it deems advisable on behalf of the Company; provided that the Tax Matters Partner or Partnership Representative shall make an election under Code Section 754 if requested in writing by any Member holding a Percentage Interest of 20% or more. Each Member expressly agrees that the Tax Matters Partner or Partnership Representative may, in its sole discretion, unilaterally cause this Agreement to be amended to (i) authorize and direct the Company to elect the "safe harbor" described in Proposed Regulation Section 1.83-3(l) (or any similar provision) under which the fair market value of a Membership Interest that is transferred in connection with the performance of services is treated as being equal to the liquidation value of that interest, (ii) require both the Company and each Member to comply with all of the requirements set forth in such Proposed Regulations and IRS Notice 2005-42, 2005-24 I. R. B. 1221 (and any other guidance provided by the Internal Revenue Service with respect to such election) with respect to all interests in the Company transferred in connection with the performance of services while the election remains effective, (iii) provide for the allocation of items of income, gain, loss and deduction in the manner and to the extent required by any final Regulations similar to Proposed Regulations Section 1.704-1(b)(4)(xii)(b) and (c), and (iv) to provide for any other amendments reasonably necessary to implement clauses (i), (ii), and (iii), above.

13.5 Survival. The obligations of each Member or former Member under this Section

1.01 shall survive the transfer or redemption by such Member of its membership interest, the termination of this Agreement, or the dissolution of the Company.

ARTICLE 14
DISSOLUTION AND WINDING UP

14.1 Dissolution. The Company will be dissolved, its assets disposed of, and its affairs wound up on the first to occur of the following (each, a "Dissolution Event"):

(a) Any event of dissolution specified in the Certificate of Formation;

(b) The entry of a decree of judicial dissolution under the Act;

(c) The vote of a Majority Interest; or

(d) The sale of all or substantially all the assets of the Company.

14.2 Certificate of Dissolution. As soon as possible following the occurrence of any of the events specified in Section 14.1, the Managers shall file any documents required to be filed under the Act prior to winding up and the filing of a Certificate of Cancellation, unless the event causing the dissolution is a judicial dissolution, in which case, the Managers or Members conducting the winding up of the Company shall have such obligation.

14.3 Winding Up. Upon the occurrence of any event specified in Section 14.1, the Company will continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. The Managers who have not wrongfully dissolved the Company, or, if none, a Majority Interest will (i) be responsible for overseeing the winding up and liquidation of Company, (ii) take full account of Company liabilities and assets, (iii) either cause its assets to be sold or distributed, and if sold as promptly as is consistent with obtaining the fair market value, and (iv) cause the sale proceeds or the assets, to the extent sufficient, to be applied and distributed as provided in Section 14.5. The Managers or Members winding up the affairs of the Company must give written notice of the commencement of winding up by mail to all known creditors and claimants whose addresses appear on the records of the Company. The Managers or Members winding up the affairs of the Company will be entitled to reasonable compensation for those services.

14.4 Distributions in Kind. Except as provided in Section 7.2, any non-cash asset distributed to one or more Members will first be valued at fair market value to determine the Net Profits or Net Losses that would have resulted if that asset were sold, the Net Profits or Net Losses will then be allocated according to Article 6, and the Members' Capital Accounts will be adjusted to reflect those allocations. The amount distributed and charged to the Capital Account of each Member receiving an interest in the distributed asset is the fair market value of the interest (net of any liability secured by the asset that the Member assumes or takes subject to). The fair market value of the asset will be determined by the Managers or by the Members, or if any Member objects by an independent appraiser (any appraiser must be recognized as an expert in valuing the type of asset involved) selected by the Managers or liquidating trustee and approved by the Members.

14.5 Payments Upon Liquidation or Dissolution.

(a) After determining that all known debts and liabilities of the Company in the

process of winding up, including, without limitation, debts and liabilities to Members who are creditors of the Company, have been paid or adequately provided for, the remaining assets will be distributed to the Members in accordance with Section 6.1. Liquidating distributions will be made by the end of the Company's taxable year in which the Company is liquidated, or, if later, within 90 days after the date of liquidation. If a Member has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for the taxable year in which the Company is liquidated, such Member shall have no obligation to make any Capital Contribution to the Company with respect to such deficit and such deficit shall not be considered a debt owed to the Company or any other Person for any purpose whatsoever.

(b) The payment of a debt or liability, whether the whereabouts of the creditor is known or unknown, has been adequately provided for if payment has been assumed or guaranteed in good faith by one or more financially responsible Persons or by the United States government or any agency, and the provision, including the financial responsibility of the Person, was determined in good faith and with reasonable care by the Managers or Members to be adequate at the time of any distribution of the assets under this Section. This Section does not prescribe the exclusive means of making adequate provision for debts and liabilities.

14.6 Limitations on Payments Made in Dissolution. Except as otherwise specifically provided in this Agreement, each Member is only entitled to look solely at the assets of the Company for the return of his, her or its positive Capital Account balance and has no recourse for his, her or its Capital Contribution or share of Net Profits (upon dissolution or otherwise) against the Managers or any other Member except as provided in Article 15.

14.7 Certificate of Cancellation. Upon completion of the winding up of the affairs and distribution of all of the assets of the Company as provided in this Article or when a domestic limited liability company is not the surviving entity, the Managers or Members must cause to be filed in the office of, and on a form prescribed by, the Secretary of State, a Certificate of Cancellation of the Certificate of Formation.

14.8 No Action for Dissolution. The Members acknowledge that irreparable damage would be done to the goodwill and reputation of the Company if any Member should bring an action in court to dissolve the Company under circumstances where dissolution is not required by Section 14.1. This Agreement has been drawn carefully to provide fair treatment of all parties and equitable payment in liquidation of the Interests. Accordingly, except where the Manager has failed to liquidate the Company as required by this Article 14, each Member hereby waives and renounces his or her right to initiate legal action to seek the appointment of a receiver or trustee to liquidate the Company or to seek a decree of judicial dissolution of the Company on the ground that (a) it is not reasonably practicable to carry on the business of the Company in conformity with the Certificate of Formation or this Agreement, or (b) dissolution is reasonably necessary for the protection of the rights or interests of the complaining Member. Damages for breach of this Section 14.8 shall be monetary damages only (and not specific performance), and the damages may be offset against distributions by the Company to which such Member would otherwise be entitled.

ARTICLE 15

EXCULPATION; INDEMNIFICATION; INSURANCE

15.1 Covered Persons. As used herein, the term "Covered Person" means (i) each Member, (ii) each officer, director, stockholder, partner, member, employee, agent or representative of each Member, and each of their Affiliates, and (iii) each Manager, officer, employee, agent or representative of the Company.

15.2 Standard of Care. No Covered Person shall be liable to the Company or to any other Covered Person for any loss, damage, or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

15.3 Good Faith Reliance. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Net Income or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which distributions might properly be paid) of the following Persons or groups: (i) another Manager; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in § 18-406 of the Corporations Code.

15.4 Limitation of Liability. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person. Without limiting the generality of the foregoing, and with the specific intention of eliminating liability of Covered Persons as permitted under Section 18-1101(e) of the Corporations Code, the Members specifically agree that a Covered Person shall not be liable to the Company or to another Covered Person for breach of contract or breach of duties (including fiduciary duties) of a Covered Person to the Company or another Covered Person; provided, however, that such elimination of liability shall not limit a Covered Person's liability for any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing.

15.5 Duties. Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

15.6 Indemnification of Manager. To the fullest extent permitted by the Corporations Code, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement, only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Delaware Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, defend, hold harmless, pay, and reimburse any Manager against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Manager may become subject by reason of:

(a) any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member in connection with the business of the Company; or

(b) such Manager being or acting in connection with the business of the Company as a manager, director, officer, employee or agent of the Company, any Member, or any of their respective Affiliates, or that such Manager is or was serving at the request of the Company as a member, manager, director, officer, employee or agent of any Person including the Company; *provided*, that (x) such Manager acted in good faith and in a manner believed by such Manger to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his, her or its conduct was unlawful, and (y) such Manager's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Manager did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Manager's conduct was unlawful, or that the Manager's conduct constituted fraud or willful misconduct.

15.7 Indemnification of Others. The Company shall have the power to, and upon the vote or written consent of a Majority Interest will, indemnify any Member or Manager and may indemnify any other Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he, she or it is or was a Member, Manager, officer, employee or other agent of the Company or that, being or having been a Member, Manager, officer, employee or agent, he, she or it is or was serving at the request of the Company as a manager, director, officer, employee or other agent of another Person (all such Persons being referred to hereinafter as an "agent"), to the fullest extent permitted by Applicable Law in effect on this date and to a greater extent as Applicable Law may later permit. The Managers shall be authorized, on behalf of the Company, to enter into indemnity agreements from time to time with any Person entitled to be indemnified by the Company hereunder, upon such terms and conditions as the Managers deem appropriate in their business judgment. Notwithstanding the foregoing, the Company will not indemnify any Manager or Member for acts of fraud or gross negligence, or intentional violation of law.

15.8 Control of Defense. Upon a Covered Person's discovery of any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may or is required to be indemnified pursuant to Article 15, the Covered Person shall give prompt written notice to the Company of such claim, lawsuit or proceeding; *provided*, that the failure of the Covered Person to

provide such notice shall not relieve the Company of any indemnification obligation under Article 15, unless the Company shall have been materially prejudiced thereby. Subject to the approval of the disinterested Members, the Company shall be entitled to participate in or assume the defense of any such claim, lawsuit or proceeding at its own expense. After notice from the Company to the Covered Person of its election to assume the defense of any such claim, lawsuit or proceeding, the Company shall not be liable to the Covered Person under this Agreement or otherwise for any legal or other expenses subsequently incurred by the Covered Person in connection with investigating, preparing to defend or defending any such claim, lawsuit or other proceeding. If the Company does not elect (or fails to elect) to assume the defense of any such claim, lawsuit or proceeding, the Covered Person shall have the right to assume the defense of such claim, lawsuit or proceeding as it deems appropriate, but it shall not settle any such claim, lawsuit or proceeding without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed).

15.9 Reimbursement. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to Article 15; *provided*, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by Article 15, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

15.10 Entitlement to Indemnity. The indemnification provided by this Article 15 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Article 15 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under Article 15 and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

15.11 Insurance. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Managers may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

15.12 Funding of Indemnification Obligation. Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in Article 15 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

15.13 Savings Clause. If Article 15 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to Article 15 to the fullest extent permitted by any applicable portion of Article 15 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

15.14 Amendment. The provisions of Article 15 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while Article 15 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of Article 15 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

15.15 Survival. The provisions of Article 15 shall survive the dissolution, liquidation, winding up and termination of the Company.

ARTICLE 16

REGISTRATION OF SECURITIES

16.1 No Obligation to Register. The Company and the Managers are under no obligation to register or qualify the Membership Interest under the Securities Act or under any state securities law, or to assist the Member in complying with any exemption from registration and qualification.

16.2 No Disposition in Violation of Law. Without limiting the representations set forth above, and without limiting Article 8 of this Agreement, the Member will not make any disposition of all or any part of the Membership Interest which will result in the violation by the Member or by the Company of the Securities Act, or any other applicable securities laws. Without limiting the foregoing, the Member will not make any disposition of all or any part of the Membership Interest unless and until:

(a) There is then in effect a registration statement under the Securities Act covering the proposed disposition and the disposition is made in accordance with the registration statement and any applicable requirements of state securities laws; or

(b) The Member has notified the Company of the proposed disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Managers, the Member has furnished the Company with a written opinion of counsel, reasonably satisfactory to the Company, that the disposition will not require registration of any securities under the Securities Act or the consent of or a permit from appropriate authorities under any applicable state securities law.

ARTICLE 17

MISCELLANEOUS

17.1 Legal Representation. Robert Lloyd and Karen E. Steadman, Trustees of the 2007 Steadman Lloyd Family Trust ("Trustees") have engaged Hoge, Fenton, Jones & Appel, Inc., A

Law Corporation ("HFJA"), as legal counsel to represent their interests with respect to this Agreement. No legal counsel has been engaged by Trustees or the Company to protect or otherwise represent the interests of the Company or Members other than the Trustees. Moreover, HFJA has previously represented and/or may concurrently represent the interests of the Trustees in connection with matters other than the preparation of this Agreement and may represent such Persons in the future. Each Member: (i) acknowledges HFJA's representation of the Trustees in connection with the preparation of this Agreement; (ii) acknowledges that no legal counsel has been engaged by the Company or the Trustees to protect or otherwise represent the interests of the Company or Members, that HFJA has not been engaged by any Member other than the Trustees to protect or represent the interests of such Member vis-à-vis the Company or the preparation of this Agreement, and that actual or potential conflicts-of-interest may exist among the Members in connection with the preparation of this Agreement (with the consequence that a Member's interests may not be vigorously represented unless such Member engages its own legal counsel); and (iii) acknowledges further that such Member has been afforded the opportunity to engage and seek the advice of its own legal counsel before entering into this Agreement. In addition, each Member: (i) acknowledges the possibility of a future conflict or dispute among Members or between any Member or Members and the Company; (ii) agrees that HFJA may represent the Company and/or any Member in connection with any such conflict or dispute and, to the extent permitted under any other applicable rules governing the professional conduct of attorneys (the "Professional Rules"), waives its right to object to such representation (including, without limitation, on the grounds of any actual or potential conflict- of-interest); and (iii) acknowledges the possibility that, pursuant to operation of the Professional Rules, HFJA may be precluded from representing the Company and/or any Member in connection with any such conflict or dispute (even if HFJA has represented such Member with regard to other matters). Each Member other than the Trustees hereby agrees that neither this Agreement nor the transactions contemplated hereby are intended to create a relationship between HFJA and such Member pursuant to which such Member (acting other than in its capacity as a Member) would have a right to object to HFJA's representation of any Person. Nothing in this Section shall preclude the Company from selecting different legal counsel to represent it at any time in the future and, except as provided in the preceding sentence, no Member shall be deemed by virtue of this Section to have waived its right to object to any conflict-of-interest relating to matters other than this Agreement or the transactions contemplated herein.

17.2 Complete Agreement. This Agreement and the Certificate of Formation constitute the complete and exclusive statement of agreement among the Members and Managers with respect to the subject matter and replace and supersede all prior written and oral agreements or statements by and among the Members and Managers or any of them. No representation, statement, condition or warranty not contained in this Agreement or the Certificate of Formation will be binding on the Members or Managers or have any force or effect whatsoever. To the extent that any provision of the Certificate of Formation conflicts with any provision of this Agreement, the Certificate of Formation controls.

17.3 Binding Effect. Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and inure to the benefit of the Members, and their respective successors and assigns.

17.4 Parties in Interest. Except as expressly provided in the Act, nothing in this Agreement confers any rights or remedies under or by reason of this Agreement on any Persons other than the Members and Managers and their respective successors and assigns, nor does anything in this Agreement relieve or discharge the obligation or liability of any third person to

any party to this Agreement, nor does any provision give any third person any right of subrogation or action over or against any party to this Agreement.

17.5 Interpretation. For purposes of this Agreement, (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth *verbatim* herein.

17.6 Headings. All headings are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement.

17.7 Jurisdiction. Each Member consents and acknowledges that the laws of Delaware govern the interpretation and effect of this Agreement. Any disputes between the Company and/or among the then Members concerning enforcement of the terms of this Agreement will be tried in the United States District Court located in or the state courts of Delaware. Each Member further agrees that personal jurisdiction over him, her or it may be accomplished by service of process by certified mail addressed as provided in Section 17.10 of this Agreement, and when so made will be as if served upon him, her or it personally within Delaware.

17.8 Severability. If any provision of this Agreement or the application of that provision to any Person or circumstance is held invalid, the remainder of this Agreement or the application of that provision to Persons or circumstances other than those to which it is held invalid will not be affected.

17.9 Additional Documents and Acts. Each Member agrees to execute and deliver additional documents and instruments and to perform additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated.

17.10 Notices. Any notice to be given or to be served upon the Company or any party in connection with this Agreement must be in writing (which may include facsimile), and will be deemed to have been given and received when delivered to the address specified by the party to receive the notice. Notices will be given to a Member or Manager at the address specified in Schedule A. Any party may, at any time by giving five days prior written notice to the other parties, designate any other address in substitution of the foregoing address to which notice will be given.

17.11 Amendments. Except as specifically provided in Sections 4.3, 8.4 and elsewhere in this Agreement, all amendments to this Agreement must be in writing and signed by a Majority Interest. All amendments to the Certificate of Formation require the vote, approval or written consent of a Majority Interest. Notwithstanding the foregoing, any amendment of this Agreement or the Certificate of Formation which would result in any Member being treated adversely and in a manner different from other Members must also be approved by such adversely treated Member. Any amendment to this Section 17.11 shall require the unanimous consent of the Series A Members.

17.12 Covenant of Capacity to Sign. All Members covenant that they possess all necessary capacity and authority to sign and enter this Agreement and there is no contract, order, judgment, agreement or the like to prohibit or limit said capacity and authority. All individuals signing this Agreement for a Member which is an entity, or signing under a power of attorney or as a trustee, guardian, conservator, or in any other legal capacity, covenant that they have the necessary capacity and authority to act for, sign, and bind the respective entity or principal on whose behalf they are signing. If a Member is not a natural person, neither the Company nor any Member will (i) be required to determine the authority of the individual signing this Agreement to make any commitment or undertaking on behalf of such entity or to determine any fact or circumstance bearing upon the existence of the authority of that individual, or (ii) be responsible for the application or distribution of proceeds paid or credited to individuals signing this Agreement on behalf of that entity.

17.13 No Interest in Company Property; Waiver of Action for Partition. No Member or Economic Interest Owner has any interest in specific property of the Company. Without limiting the foregoing, each Member and Economic Interest Owner irrevocably waives during the term of the Company any right to maintain any action for partition with respect to the property of the Company.

17.14 Multiple Counterparts. This Agreement may be executed in two or more original, facsimile, or PDF format counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument, and may be delivered by Electronic Transmission.

17.15 Attorneys' Fees. In the event that any dispute between the Company and the Members or among the Members results in litigation or arbitration, the prevailing party will be entitled to recover from the other party all reasonable fees, costs and expenses of enforcing any right of the prevailing party, including, without limitation, reasonable attorneys' fees and expenses. In addition to the foregoing award for attorneys' fees, the prevailing party will be entitled to its attorneys' fees incurred in any post-judgment proceedings to enforce any judgment. The provisions set forth in this Section will survive the merger of these provisions into any judgment.

17.16 Time is of the Essence. All dates and times in this Agreement are of the essence.

17.17 Remedies Cumulative. The remedies under this Agreement are cumulative and do not exclude any other remedies to which any Person may be lawfully entitled.

17.18 Special Power of Attorney.

(a) Attorney In Fact. Each Member grants the Managers a special power of attorney irrevocably making, constituting, and appointing the Managers as the Member's attorney in fact, with all power and authority to act in the Member's name and on the Member's behalf to

execute, acknowledge and deliver and swear to in the execution, acknowledgment, delivery and filing of the following documents:

Assignments of Membership Interest or other documents of transfer to be delivered in connection with the purchase or other transfer of a Membership Interest pursuant to Sections 8.8, 8.9, 8.10 or 11.2; or

Any other instrument or document that may be reasonably required by the Managers in connection with any of the foregoing or to reflect any reduction in the Member's Capital Account, Percentage Interest, Economic Interest or Membership Interest.

(b) Irrevocable Power. The special power of attorney granted pursuant to this Section (i) is irrevocable, (ii) is coupled with an interest, and (iii) will survive a Member's death, incapacity or dissolution.

(c) Signatures. The Managers may exercise the special power of attorney granted in this Section by the signature or a facsimile signature of any Manager.

17.19 Assurances. Each Member shall execute all certificates and other documents and shall do all such filing, recording, publishing, and other acts as the Managers deem appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules, and regulations relating to the acquisition, operation, or holding of the property of the Company.

17.20 Specific Performance. The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to remedy the injury fully. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies which may be available to that party) shall be entitled to one or more preliminary or permanent orders (i) restraining and enjoining any act which would constitute a breach or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach.

17.21 Consent of Spouse. Within ten (10) days after any individual becomes a Member or a Member marries, such Member shall have his or her spouse execute a Consent of Spouse in the form and content attached hereto as Schedule C. The signature of a spouse who is not a Member may not be construed as making that spouse a Member or as imposing on that spouse any responsibility for any Company obligation but merely as recording that spouse's consent to the execution by his or her spouse of this Agreement and to all of its terms and conditions to the extent that community property interests, if any, may be involved.

17.22 Recitals. The Members agree that the Recitals set forth on the first page are true and correct and are incorporated herein by reference.

ARTICLE 18

DEFINITIONS

When used in this Agreement, the following terms have the meanings set forth below (all terms used in this Agreement that are not defined in this Article have the meanings set forth elsewhere in this Agreement):

18.1 "Act" means the Limited Liability Company Act, codified in the Delaware Corporations Code, Section 18-101 et seq. as amended from time to time.

18.2 "Adjusted Capital Account Deficit" shall mean the deficit balance, if any, in such Member's Capital Account, as applicable, as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) Credit to such Capital Account any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) Debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6) of the Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

18.3 "Affiliate" means any individual, partnership, corporation, trust or other entity or association, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Member or Manager. The term "control," as used in the immediately preceding sentence, means, with respect to a corporation or limited liability company, the right to exercise, directly or indirectly, more than 50% of the voting rights attributable to the controlled corporation or limited liability company, and, with respect to any individual, partnership, trust, other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

18.4 "Agreement" means this Third Amended and Restated Limited Liability Company Agreement, as originally executed and amended from time to time.

18.5 "Applicable Law" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

18.6 "Authorized Reserve" has the meaning set forth in Section 2.2

18.7 "Bankruptcy" means:

(a) the filing of an application by a Member for his, her or its consent to the appointment of a trustee, receiver, or custodian of his, her or its other assets;

(b) the entry of an order for relief with respect to a Member in proceedings under the United States Bankruptcy Code, as amended or superseded;

(c) the making by a Member of a general assignment for the benefit of creditors;

(d) the entry of an order, judgment, or decree by any court of competent jurisdiction appointing a trustee, receiver, or custodian of the assets of a Member unless the proceedings and the Person appointed are dismissed within 90 days; or

(e) the failure by a Member generally to pay his, her, or its debts as the debts become due within the meaning of Section 303(h)(1) of the United States Bankruptcy Code, as determined by the Bankruptcy Court, or the admission in writing of his, her, or its inability to pay his, her, or its debts as they become due.

18.8 "BBA" has the meaning set forth in Section 13.1.

18.9 "BBA Procedures" has the meaning set forth in Section 13.3(a).

18.10 "Capital Account" means with respect to any Member the capital account which the Company establishes and maintains for such Member under Section 3.3.

18.11 "Capital Contribution" means the total value of cash and fair market value of property (including promissory notes or other obligation to contribute cash or property) contributed and/or services rendered, or to be rendered to the Company by Members.

18.12 "Certificate of Formation" means the Certificate of Formation for the Company originally filed with the Secretary of State, including any amendments.

18.13 "CF Platform" has the meaning set forth in Section 8.3

18.14 "Code" means the Internal Revenue Code of 1986, as amended, the provisions of succeeding law, and to the extent applicable, the Regulations.

18.15 "Company" means American Ultimate Disc League, LLC, a Delaware limited liability company.

18.16 "Company Minimum Gain" has the meaning of "Partnership Minimum Gain" in Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

18.17 "Competitor" has the meaning set forth in Section 11.8(a)(i).

18.18 "Corporations Code" means the Delaware Corporations Code.

18.19 "Co-Sale Notice" has the meaning set forth in Section 10.2.

18.20 "Co-Sale Right" has the meaning set forth in Section 10.1.

18.21 "Co-Sale Transferee" has the meaning set forth in Section 10.1.

18.22 "Depreciation" for each Fiscal Year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for that year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for Federal income tax purposes at the beginning of the Fiscal Year or other period, Depreciation shall be an amount which bears the same ratio to that different Gross Asset Value (as originally computed) as the Federal income tax depreciation, amortization, or other cost recovery deduction for that Fiscal Year or other period bears to the adjusted tax basis (as originally

computed); provided, however, that if the Federal income tax depreciation, amortization or other cost recovery deduction for the applicable year or period is zero, Depreciation shall be determined with reference to the Gross Asset Value (as originally computed) using any reasonable method selected by the Managers.

18.23 "Dissociation Event" means, with respect to any Member, one or more of the following: (a) the Bankruptcy of the Member, (b) the filing of an action by a Member seeking a decree of judicial dissolution pursuant to the Act, or (c) an attempted or actual transfer of an Interest which is either (i) not in compliance with the provisions of Section 8.9, or (ii) would result in a transfer that is not permitted under Section 8.5.

18.24 "Dissolution Event" shall have the meaning ascribed to that term in Section 14.1.

18.25 "Distributable Cash" means the amount of cash which the Managers reasonably deem available for distribution, taking into account all Company debts, liabilities, and obligations of the Company then due, amounts which the Managers deem necessary to place into reserves for customary and usual expenses with respect to the Company's business, and anticipated development, improvement, repairs and maintenance of Company assets.

18.26 "Distribution" means a distribution made by the Company to a Member, whether in cash, property or securities of the Company, and whether by liquidating distribution or otherwise; *provided*, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company or any Member of any Units or Unit Equivalents; (b) any recapitalization or exchange of securities of the Company; (c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units; or (d) any fees or remuneration paid to any Member in such Member's capacity as a service provider for the Company.

18.27 "Divorced Member" has the meaning set forth in Section 8.10.

18.28 "Drag-Along Member" has the meaning set forth in Section 9.1.

18.29 "Drag-Along Sale" has the meaning set forth in Section 9.1.

18.30 "Dragging Members" has the meaning set forth in Section 9.1.

18.31 "Economic Interest" means a Member's or Economic Interest Owner's share of the Company's Net Profits, Net Losses, and distributions of the Company's assets pursuant to this Agreement and the Act, but does not include any other rights of a Member, including, without limitation, the right to vote or participate in the management, or any right to information concerning the business and affairs of Company. Unless otherwise provided in this Agreement, Economic Interest Owner's Economic Interest in the Company's Net Profits, Net Losses, and distributions will be the Economic Interest Owner's Percentage Interest as defined in Section 18.56.

18.32 "Economic Interest Owner" means the owner of an Economic Interest who is not a Member.

18.33 "Effective Date" has the meaning set forth in the opening paragraph.

18.34 "Electronic Transmission" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

18.35 "Event of Divorce" has the meaning set forth in Section 8.10.

18.36 "Fiscal Year" means the Company's fiscal year, which is the calendar year.

18.37 "Former Member" means a Member who withdraws from the Company or Member subject to a Dissociation Event, as applicable.

18.38 "Governmental Authority" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

18.39 "Gross Asset Value" means, with respect to any Company property, the property's adjusted basis for Federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any property contributed by a Member to the Company shall be the gross fair market value of such property, as determined by the contributing Member and Managers;

(b) The Gross Asset Values of all Company property shall be adjusted to equal their respective gross fair market values, as determined by the Managers, as of the following times: (i) the acquisition of an additional Membership Interest in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution or in connection with the transfer or vesting of a compensatory interest, but only if transfer or vesting results in the service provider recognizing income under Code Section 83 (or would result in such recognition if the interest had a fair market value other than zero); (ii) the distribution by the Company to a Member of more than a *de minimis* amount of Company Property as consideration for an interest in the Company; and (iii) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g);

(c) The Gross Asset Value of any Company property distributed to any Member shall be adjusted to equal the gross fair market value of such property on the date of distribution as determined by the Managers and the Member receiving the distribution;

(d) If an election under Code Section 754 has been made, the Gross Asset Value of Company property, as the case may be, shall be increased (or decreased) to reflect any adjustments to the adjusted basis of the property pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that those adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Value shall not be adjusted pursuant to this subsection (d) to the extent that the Managers of the Company determine that an adjustment pursuant to subsection (b) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (d).

If the Gross Asset Value of property has been determined or adjusted hereby, that Gross Asset Value shall thereafter be determined by taking into account all adjustments for Depreciation, if any, taken with respect to that property for purposes of computing Net Profits and Net Losses.

18.40 "HFJA" has the meaning set forth in Section 17.1.

18.41 "Interest" means either a Membership Interest or Economic Interest as the context requires.

18.42 "Interest Holder" means a person who is a Member or Economic Interest Owner, as the context requires.

18.43 "Lender" has the meaning set forth in Section 3.6.

18.44 "LLC Agreement" has the meaning set forth in the Recitals.

18.45 "Losses" has the meaning set forth in Section 15.6.

18.46 "Majority Interest" means the vote of one or more Series A Members which taken together exceed 50% of the aggregate of all Series A Percentage Interests.

18.47 "Manager" means one or more Managers. Specifically, "Manager" means Robert Lloyd, Karen E. Steadman, and Steven T. Gordon or any other Person that succeeds any of them in that capacity.

18.48 "Member" means each Person who is an initial signatory to this Agreement, has been admitted to the Company as a Member in accordance with the Certificate of Formation or this Agreement, or is an assignee who has become a Member in accordance with Article 8, and who has not withdrawn or, if other than an individual, dissolved, or otherwise become an Economic Interest Owner.

18.49 "Membership Interest" means a Member's entire interest in the Company including the Member's Economic Interest, the right to vote on or participate in the management, if any, and the right to receive information concerning the business and affairs of the Company.

18.50 "Member Nonrecourse Debt" has the meaning of "Partner Nonrecourse Debt" in Regulations Section 1.704-2(b)(4).

18.51 "Member Nonrecourse Deductions" has the meaning of "Partnership Nonrecourse Deductions" in Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2)

18.52 "Members' Schedule" has the meaning set forth in Section 2.1.

18.53 "Net Profits" and "Net Losses" means, for each taxable year of the Company (or other period for which Net Profits or Net Losses must be computed), the Company's taxable income or loss determined in accordance with Code Section 703(a), with the following adjustments:

(a) All items of income, gain, loss, deduction, or credit required to be stated separately pursuant to Code Section 703(a)(1) will be included in computing taxable income or

loss;

(b) Any tax-exempt income of the Company, not otherwise taken into account in computing taxable income or loss, will be included in computing Net Profits or Net Losses;

(c) Any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such under Regulations Section 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Net Profits or Net Losses, will be subtracted from taxable income or loss;

(d) Gain or loss resulting from any taxable disposition of Company property will be computed by reference to the book value as adjusted under Regulations Section 1.704-1(b) (for purposes of this definition "adjusted book value") of the property disposed of, even though the adjusted book value differs from the adjusted basis of the property for federal income tax purposes;

(e) In lieu of the depreciation, amortization or cost recovery deductions allowable in computing taxable income or loss, depreciation will be computed based upon the adjusted book value of the asset; and

(f) Notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 6.2 will not be taken into account in computing Net Profits or Net Losses.

18.54 "New Interests" has the meaning set forth in Section 2.3.

18.55 "Nonrecourse Liability" has the meaning in Regulations Section 1.752-1(a)(2).

18.56 "Offering" has the meaning set forth in Section 4.4

18.57 "Partnership Representative" has the meaning set forth in Section 13.1.

18.58 "Percentage Interest" means the percentage of a Member or Economic Interest Owner set forth opposite the name of that Person under the column "Company Percentage Interest" in Schedule A, as the percentage may be adjusted from time to time pursuant to the terms of this Agreement to reflect the share of Net Profits and Net Losses allocated to each Member and Economic Interest Owner.

18.59 "Permitted Transfer" has the meaning set forth in Section 8.5.

18.60 "Person" means an individual, general partnership, limited partnership, limited liability company, corporation, trust, estate, real estate investment trust, or any other association or business entity.

18.61 "Prime Rate" as of a particular date shall mean the prime rate of interest as published on that date in the Wall Street Journal, and generally defined therein as "the base rate on corporate loans posted by at least 75% of the nation's 30 largest banks." If the Wall Street Journal is not published on a date for which the Prime Rate must be determined, the Prime Rate shall be the prime rate published in the Wall Street Journal on the nearest-preceding date on which the Wall Street Journal was published.

18.62 "Professional Rules" has the meaning set forth in Section 17.1

18.63 "Proposed Regulations" means, unless the context clearly indicates otherwise, the proposed regulations issued by the United States Department of Treasury by its authority under the Code.

18.64 "Proposed Transferee" has the meaning set forth in Section 9.1.

18.65 "Purchase Price" has the meaning set forth in Section 11.3.

18.66 "Qualified Member" has the meaning set forth in 12.2.

18.67 "Regulations" means, unless the context clearly indicates otherwise, the regulations currently in force as final or temporary, issued by the United States Department of Treasury by its authority under the Code.

18.68 "Remaining Members" means, in the event of the resignation or withdrawal of a Series A Member, all of the Series A Members other than the Series A Member subject to such resignation or withdrawal.

18.69 "Sale" has the meaning set forth in Section 10.1.

18.70 "Secretary of State" means the Delaware Secretary of State and its delegates responsible for the administration of the Act.

18.71 "Securities Act" has the meaning set forth in Section 8.3 hereof.

18.72 "Selling Majority" has the meaning set forth in Section 10.1.

18.73 "Series A Common Units" means the Units having the privileges, preferences, duties, liabilities, obligations, and rights with respect to a Series A Membership Interest.

18.74 "Series A Member" means a Member owning Series A Common Units.

18.75 "Series A Membership Interest" means a membership interest in the Company that includes all rights, preferences, and privileges of a Membership Interest, including, without limitation, the right to vote.

18.76 "Series A Percentage Interest" means the proportion that a Series A Member's Series A Common Units bears to all outstanding Series A Common Units.

18.77 "Series B Common Units" means the Units having the privileges, preferences, duties, liabilities, obligations, and rights with respect to a Series B Membership Interest.

18.78 "Series B Member" means a Member owning Series B Common Units.

18.79 "Series B Membership Interest" means a membership interest in the Company that includes all rights, preferences, and privileges of a Membership Interest other than the right to vote.

18.80 "Tax Matters Partner" has the meaning set forth in Section 13.1

18.81 "Territory" has the meaning set forth in Section 11.8(a)(i).

18.82 "Trustees" has the meaning set forth in Section 17.1.

18.83 "Unit" means a unit representing a fractional part of the Membership Interests of the Members, and includes all types, classes, and series of Units, including the Series A Common Units and the Series B Common Units; *provided*, that any type, class, or series of Unit shall have the privileges, preference, duties, liabilities, obligations and rights set forth in this Agreement, and the Membership Interests represented by such type, class, or series of Unit shall be determined in accordance with such privileges, preference, duties, liabilities, obligations and rights.

18.84 "Unit Equivalents" means any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable or exercisable for Units, and any option, warrant or other right to subscribe for, purchase or acquire Units.

[Remainder of page intentionally left blank]

COUNTERPART SIGNATURE PAGE

THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF AMERICAN ULTIMATE DISC LEAGUE, LLC,
a Delaware limited liability company

The undersigned is a Member of American Ultimate Disc League, LLC, a Delaware limited liability company (the "Company"). The undersigned desires to approve, and hereby approves, an amendment and restatement of the limited liability company agreement under which the Company operates, and agrees to become a party to the Third Amended and Restated Limited Liability Company Agreement of American Ultimate Disc League, LLC (the "Agreement").

The undersigned has had an opportunity (a) to read all the provisions of the Agreement, and (b) to have the Agreement reviewed by legal, tax or other professional advisors of their own choice before signing it. The undersigned represents that he has reviewed the Agreement carefully and has the capacity to execute, deliver, and perform all obligations required under this Agreement.

By executing this Counterpart Signature Page, the undersigned adopts and agrees to be bound by the terms and provisions of the Third Amended and Restated Limited Liability Company Agreement of American Ultimate Disc League, LLC, agrees that the undersigned Member's interest shall be converted into a Series A Membership Interest, and authorizes the Counterpart Signature Page to be attached to it.

Ultimate Investments and Holdings LLC,
a California limited liability company

By: DocuSigned by: [signature]
A8A067D045B34C0...
Audrey K. Scott, Manager

COUNTERPART SIGNATURE PAGE

THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF AMERICAN ULTIMATE DISC LEAGUE, LLC, a Delaware limited liability company

The undersigned is a Member of American Ultimate Disc League, LLC, a Delaware limited liability company (the "Company"). The undersigned desires to approve, and hereby approves, an amendment and restatement of the limited liability company agreement under which the Company operates, and agrees to become a party to the Third Amended and Restated Limited Liability Company Agreement of American Ultimate Disc League, LLC (the "Agreement").

The undersigned has had an opportunity (a) to read all the provisions of the Agreement, and (b) to have the Agreement reviewed by legal, tax or other professional advisors of their own choice before signing it. The undersigned represents that he has reviewed the Agreement carefully and has the capacity to execute, deliver, and perform all obligations required under this Agreement.

By executing this Counterpart Signature Page, the undersigned adopts and agrees to be bound by the terms and provisions of the Third Amended and Restated Limited Liability Company Agreement of American Ultimate Disc League, LLC, agrees that the undersigned Member's interest shall be converted into a Series A Membership Interest, and authorizes the Counterpart Signature Page to be attached to it.

2007 Steadman Lloyd Family Trust

DocuSigned by:

By: Robert Lloyd

6739E5C179B4465...

Robert Lloyd, Trustee

DocuSigned by:

By: Karen E. Steadman

1237E80BF512442...

Karen Steadman, Trustee

COUNTERPART SIGNATURE PAGE

THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF AMERICAN ULTIMATE DISC LEAGUE, LLC, a Delaware limited liability company

The undersigned is a Member of American Ultimate Disc League, LLC, a Delaware limited liability company (the "Company"). The undersigned desires to approve, and hereby approves, an amendment and restatement of the limited liability company agreement under which the Company operates, and agrees to become a party to the Third Amended and Restated Limited Liability Company Agreement of American Ultimate Disc League, LLC (the "Agreement").

The undersigned has had an opportunity (a) to read all the provisions of the Agreement, and (b) to have the Agreement reviewed by legal, tax or other professional advisors of their own choice before signing it. The undersigned represents that he has reviewed the Agreement carefully and has the capacity to execute, deliver, and perform all obligations required under this Agreement.

By executing this Counterpart Signature Page, the undersigned adopts and agrees to be bound by the terms and provisions of the Third Amended and Restated Limited Liability Company Agreement of American Ultimate Disc League, LLC, agrees that the undersigned Member's interest shall be converted into a Series A Membership Interest, and authorizes the Counterpart Signature Page to be attached to it.

DocuSigned by:
Matt Johnston
EDC3738AAAB4463...
Matt Johnston

COUNTERPART SIGNATURE PAGE

THIRD AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT OF
AMERICAN ULTIMATE DISC LEAGUE, LLC,
a Delaware limited liability company

The undersigned is a Member of American Ultimate Disc League, LLC, a Delaware limited liability company (the "Company"). The undersigned desires to approve, and hereby approves, an amendment and restatement of the limited liability company agreement under which the Company operates, and agrees to become a party to the Third Amended and Restated Limited Liability Company Agreement of American Ultimate Disc League, LLC (the "Agreement").

The undersigned has had an opportunity (a) to read all the provisions of the Agreement, and (b) to have the Agreement reviewed by legal, tax or other professional advisors of their own choice before signing it. The undersigned represents that he has reviewed the Agreement carefully and has the capacity to execute, deliver, and perform all obligations required under this Agreement.

By executing this Counterpart Signature Page, the undersigned adopts and agrees to be bound by the terms and provisions of the Third Amended and Restated Limited Liability Company Agreement of American Ultimate Disc League, LLC, agrees that the undersigned Member's interest shall be converted into a Series A Membership Interest, and authorizes the Counterpart Signature Page to be attached to it.

DocuSigned by:
Josh Moore
A88BC5BD0B004BB...
Josh Moore

COUNTERPART SIGNATURE PAGE

THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF AMERICAN ULTIMATE DISC LEAGUE, LLC, a Delaware limited liability company

The undersigned is a Member of American Ultimate Disc League, LLC, a Delaware limited liability company (the "Company"). The undersigned desires to approve, and hereby approves, an amendment and restatement of the limited liability company agreement under which the Company operates, and agrees to become a party to the Third Amended and Restated Limited Liability Company Agreement of American Ultimate Disc League, LLC (the "Agreement").

The undersigned has had an opportunity (a) to read all the provisions of the Agreement, and (b) to have the Agreement reviewed by legal, tax or other professional advisors of their own choice before signing it. The undersigned represents that he has reviewed the Agreement carefully and has the capacity to execute, deliver, and perform all obligations required under this Agreement.

By executing this Counterpart Signature Page, the undersigned adopts and agrees to be bound by the terms and provisions of the Third Amended and Restated Limited Liability Company Agreement of American Ultimate Disc League, LLC, agrees that the undersigned Member's interest shall be converted into a Series A Membership Interest, and authorizes the Counterpart Signature Page to be attached to it.

Ultimate Xperience Ventures, LLC,
a California limited liability company

By: DocuSigned by: Robert Lloyd
8739E5C179B4465...
Robert Lloyd, Manager

By: DocuSigned by: Karen E. Steadman
1237E60BF512442...
Karen E. Steadman, Manager

By: DocuSigned by: Steven T. Gordon
38579EBB2EE44D7...
Steven T. Gordon, Manager

SCHEDULE A

MEMBER INFORMATION

Series A Member Name	Member Address	Series A Percentage Interest	Company Percentage Interest
Ultimate Xperience Ventures, LLC	[redacted]	32.670%	32.670%
Joshua M. Moore		3.630%	3.630%
Ultimate Investments and Holdings LLC	[redacted]	24.000%	24.000%
2007 Steadman Lloyd Family Trust	[redacted]	36.484%	36.484%
Matt Johnston		3.216%	3.216%

Series B Member Name	Member Address	Series B Percentage Interest	Company Percentage Interest

MANAGER INFORMATION

Manager Name	Manager Address
Robert Lloyd	[redacted]
Karen E. Steadman	[redacted]
Steven T. Gordon	[redacted]

SCHEDULE C

CONSENT OF SPOUSE

The undersigned, a spouse of a Member to the foregoing Third Amended and Restated Limited Liability Company Agreement of American Ultimate Disc League, LLC, a Delaware limited liability company, acknowledge on my own behalf that:

(a) I have read the foregoing Agreement and I know its contents.

(b) I am aware that by its provisions my spouse grants the Company and the other Members a right of first refusal to purchase all of his/her Membership Interest, including my community interest, if any.

(c) I approve the provisions of the Agreement and consent to the sale of his or her Membership Interest including my community or marital interest, if any, in accordance with the provisions of the Agreement, and agree that such Membership Interest is subject to the provisions of the Agreement and that I will take no action at any time to hinder operations of the Company or any provision of the Agreement on such Membership Interest.

(d) My spouse has full power of management of his/her Membership Interest, including any portion that may be community or marital property, and has the full power and rights, without further approval from me, to execute any amendment to the foregoing Agreement and to sell, transfer encumber, vote and deal in any manner with such Membership Interest, or any portion.

(e) I have either been advised by legal counsel of my own choice as to the significant effect which signing this Agreement has on my property rights or have freely chosen not to seek such advice; and I consent to and agree to be legally bound by the terms of the above Agreement and this Consent of Spouse.

Dated: ____________________ ____________________________________

(Sign Name)

____

(Print Name)

CONSENT OF SPOUSE

The undersigned, a spouse of a Member to the foregoing Third Amended and Restated Limited Liability Company Agreement ("Agreement") of American Ultimate Disc League, LLC, a Delaware limited liability company ("Company"), acknowledge on my own behalf that:

(f) I have read the foregoing Agreement and I know its contents.

(g) I am aware that by its provisions my spouse grants the Company and the other Members a right of first refusal to purchase all of his/her Membership Interest, including my community interest, if any.

(h) I approve the provisions of the Agreement and consent to the sale of his or her Membership Interest, including my community or marital interest, if any, in accordance with the provisions of the Agreement, and agree that such Membership Interest is subject to the provisions of the Agreement and that I will take no action at any time to hinder operations of the Company or any provision of the Agreement on such Membership Interest.

(i) My spouse has full power of management of his/her Membership Interest, including any portion that may be community or marital property, and has the full power and rights, without further approval from me, to execute any amendment to the foregoing Agreement and to sell, transfer encumber, vote and deal in any manner with such Membership Interest, or any portion.

(j) I have either been advised by legal counsel of my own choice as to the significant effect which signing this Agreement has on my property rights or have freely chosen not to seek such advice; and I consent to and agree to be legally bound by the terms of the above Agreement and this Consent of Spouse.

Dated: ____________________

____
(Sign Name)

____
(Print Name)